Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

SEAGATE TECHNOLOGY INTERNATIONAL,

PHOENIX ACQUISITION LIMITED

and

XYRATEX LTD

Dated as of December 21, 2013

i

TABLE OF CONTENTS
(Continued)

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TABLE OF CONTENTS
(Continued)

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 21, 2013 (this “Agreement”), is entered into by and among Seagate Technology International, an exempted limited liability company incorporated and existing under the Laws of the Cayman Islands (“Parent”), Phoenix Acquisition Limited, an exempted company incorporated and existing under the Laws of Bermuda and a wholly-owned Subsidiary of Parent (the “Purchaser”), and Xyratex Ltd, an exempted company incorporated and existing under the Laws of Bermuda (the “Company”).  All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Company (the “Merger”), in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), whereby each issued and outstanding common share of the Company, each having a par value of U.S. $0.01 (which, together with the associated Company Rights, are hereinafter referred to as the “Shares”), other than Shares to be cancelled in accordance with Section 2.1(b) and the Dissenting Shares pursuant to Section 2.3, will be converted into the right to receive U.S. $13.25 (the “Merger Consideration”), payable to the holder in cash, without interest;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and the Purchaser to enter into this Agreement, certain shareholders of the Company have entered into Voting Agreements with Parent (each, a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which the signatories thereto have agreed, upon the terms and subject to the conditions set forth therein, among other things, to vote all of the voting shares of the Company held by each of them in favor of the approval and adoption of this Agreement and the Merger Agreement attached hereto as Exhibit A (the “Merger Agreement”).

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement, the Merger, the Voting Agreements and the other transactions contemplated hereby and thereby in accordance with the requirements of the Companies Act and (iii) recommended that the Company’s shareholders vote their Shares in favor of approving and adopting this Agreement and the Merger Agreement (the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of Parent and the Purchaser have, upon the terms and subject to the conditions set forth herein, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Parent and the Purchaser and their respective equityholders and (ii) approved and declared advisable this Agreement, the Merger, the Merger Agreement, the Voting Agreements and the other transactions contemplated hereby and thereby; and

WHEREAS, Parent, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1
THE MERGER

1.1                               The Merger.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Merger Agreement and the Companies Act, at the Effective Time, the Purchaser will be merged with and into the Company.  As a result of the Merger, the separate corporate existence of the Purchaser will cease, and the Company will continue as the surviving entity of the Merger (the “Surviving Company”).  The parties acknowledge and agree that (x) the Merger will be effected so as to constitute a “merger” as such term is understood under the Laws of Bermuda and (y) the Surviving Company will be deemed to be a “surviving company” in accordance with Section 104H of the Companies Act.  Pursuant to Section 109(2) of the Companies Act, from and after the Effective Time: (i) the Merger of the Company and the Purchaser and the vesting of their undertakings, property and liabilities in the Surviving Company will become effective; (ii) the Surviving Company will continue to be liable for the obligations and liabilities of each of the Company and the Purchaser; (iii) any existing cause of action, claim or liability to prosecution will be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against the Company or the Purchaser may continue to be prosecuted by or against the Surviving Company; (v) a conviction against, or ruling, order or judgment in favor of or against, the Company or the Purchaser may be enforced by or against the Surviving Company; (vi) the Certificate of Merger will be deemed to be the certificate of incorporation of the Surviving Company; (vii) the Registrar of Companies in Bermuda (the “Registrar”) will strike the Purchaser off the register; and (viii) the cessation of the Purchaser will not be a winding up within Part XIII of the Companies Act.

(b)                                 The Company and the Surviving Company will take all necessary action such that, at the Effective Time, the bye-laws of the Surviving Company will be amended so as to read in their entirety in the form set forth as Exhibit B hereto, until thereafter changed or amended as provided therein or by applicable Law.

(c)                                  The directors of the Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Company, each to hold office in accordance with the bye-laws of the Surviving Company until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the bye-laws of the Surviving Company.  The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, will continue as the officers of the Surviving Company, each to hold office in accordance with the bye-laws of the Surviving Company until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with bye-laws of the Surviving Company.

(d)                                 If at any time after the Effective Time, the Surviving Company or Parent determines or is advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Purchaser acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall execute and deliver, in the name and on behalf of either the Company or the Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

1.2                               Closing and Effective Time of the Merger.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, CA 94025, unless another time, date or place is agreed to in writing by the parties hereto.  On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, subject to the provisions of this Agreement and the Merger Agreement, the Purchaser and the Company will cause (a) the Merger Agreement to be executed and delivered and (b) an application for registration of the Surviving Company (the “Merger Application”) to be prepared, executed and delivered to the Registrar as provided under Section 108 of the Companies Act.  The Merger will become effective on the date (the “Effective Time”) shown on the certificate of merger issued by the Registrar (the “Certificate of Merger”).

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

2.1                               Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holders of any of the following securities:

(a)                                 Conversion of the Shares.  Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted in accordance with Section 2.1(b) and other than Dissenting Shares pursuant to Section 2.3, will be converted into the right to receive the Merger Consideration, payable to the holder in cash, without interest, upon surrender of such Shares in accordance with Section 2.2.  At the Effective Time, all of the Shares will cease to be issued and outstanding, will be cancelled and will cease to exist, and each Certificate (as defined below) that immediately prior to the Effective Time represented any of the Shares (other than Shares to be cancelled or converted in accordance with Section 2.1(b) and other than Dissenting Shares pursuant to Section 2.3) will thereafter represent only the right to receive the Merger Consideration, without interest.

(b)                                 Cancellation of Treasury Stock and Parent-Owned Stock.  All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary, and all Shares owned of record by Parent, the Purchaser or any of their respective wholly-owned Subsidiaries, will be cancelled and will cease to exist, with no payment being made with respect thereto; provided, however, that if any Company Subsidiary holds Shares in an employee benefit trust for the benefit of employees of the Company and its Subsidiaries, such Shares will be treated the same as, and have the same rights and be subject to the same conditions of,  the Shares described in Section 2.1(a); provided, further, that to the extent any Company U.K. Plan Options have been granted over Shares held by a Company Subsidiary in an employee benefit trust for the benefit of employees of the Company and its Subsidiaries, then such Shares shall be converted into and become that number of common shares, par value U.S. $0.01 per share, of the Surviving Company, equal to the number of Shares held by such Company Subsidiary prior to the Effective Time for use pursuant to the exercise of such options during the six month period immediately following the Effective Time.  If any Company

U.K. Plan Options are exercised over shares in the Surviving Company held by a Company Subsidiary in an employee benefit trust for the benefit of employees of the Company and its Subsidiaries during the six-month period immediately following the Effective Time, then such shares shall be transferred to Parent in exchange for the Merger Consideration, and if any shares in the Surviving Company are held by a Company Subsidiary in an employee benefit trust for the benefit of employees of the Company and its Subsidiaries on the date that is six-months immediately following the Effective Time then such shares shall be offered for sale and transferred to Parent or, if Parent declines to purchase such shares, repurchased by the Surviving Company (to the extent permissible by law), in either case in exchange for the Merger Consideration or such other price as may be agreed with the Company Subsidiary.

(c)                                  Purchaser Share Capital.  Each common share of Purchaser, each having a par value of U.S. $0.01 (the “Purchaser Share Capital”), issued and outstanding immediately prior to the Effective Time will be converted into and become that number of common shares, par value U.S. $0.01 per share, of the Surviving Company, equal to the number of Shares issued and outstanding immediately prior to the Effective Time, and such shares, together with any Shares converted pursuant to Section 2.1(b), will constitute the only issued and outstanding shares of the Surviving Company.  From and after the Effective Time, all certificates representing the Purchaser Share Capital will be deemed for all purposes to represent the number of shares of the Surviving Company into which they were converted in accordance with the preceding sentence.

(d)                                 Adjustment.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share consolidation, share subdivision, share bonus issue, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends (for the avoidance of doubt, excluding any dividends declared or paid within the ordinary course of business consistent with past practice), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

2.2                               Payment for Securities; Surrender of Certificates.

(a)                                 Paying Agent.  At or prior to the Effective Time, Parent will designate a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”).  At or promptly after the Effective Time, Parent or the Purchaser will deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares will be entitled at the Effective Time pursuant to this Agreement, together with the aggregate Option Payments and RSU Payments payable to Non-Employee Holders.  Such funds will be invested by the Paying Agent as directed by Parent, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares.  Earnings from such investments will be the sole and exclusive property of Parent, and no part of such earnings will accrue to the benefit of holders of Shares; provided, that no such investments or losses will affect amounts payable to holders of Shares pursuant to this Agreement, and Parent or the Purchaser will promptly deposit additional cash funds to the Paying Agent for the benefit of the holders of Shares in the amount of any such losses.

(b)                                 Procedures for Surrender.  As promptly as practicable after the Effective Time, Parent will cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or, unless mutually agreed by Parent and the Company, non-certificated Shares represented by book-entry (“Book-Entry Shares”) not held through The Depository Trust Company (“DTC”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent, and will otherwise be in such form and have such other provisions as Parent and the Company may reasonably agree and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration.  Upon surrender in accordance with such instructions of Certificates and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares will be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share.  Any Certificates and Book-Entry Shares so surrendered will forthwith be cancelled.  With respect to Book-Entry Shares held through DTC, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement, the holder of record of such Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal.  Upon cancellation of any Company Options or Company RSUs held by Non-Employee Holders, the holder of such Company Options or Company RSUs will be entitled to receive the Option Payment or RSU Payment for each Company Option or Company RSU, as applicable.  All cash paid upon the surrender for exchange of Certificates and Book-Entry Shares or the cancellation of Company Options or Company RSUs held by Non-Employee Holders will be deemed to have been paid in full satisfaction of all rights pertaining to Shares formerly represented by such Certificates, Book-Entry Shares, Company Options or Company RSUs.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or will have established to the satisfaction of the Paying Agent that such Taxes either have been paid or are not payable.  Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered.  Payment of the Option Payment or RSU Payment will only be made to the Person in whose name such Company Option or Company RSU was granted.  Until surrendered as contemplated hereby, each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without any interest accruing thereon.

(c)                                  Transfer Books; No Further Ownership Rights in Shares.  At the Effective Time, the register of members of the Company will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, then (subject to compliance with the exchange procedures of Section 2.2(b)) they will be cancelled and exchanged as provided in this Agreement.

(d)                                 Termination of Fund; Abandoned Property; No Liability.  At any time following the first anniversary of the Effective Time, Parent will be entitled to require the Paying Agent to deliver to it any funds (including any interest accrued with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares or to Non-Employee Holders of Company Options or Company RSUs, and thereafter such holders will be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares or cancellation of their Company Options or Company RSUs and compliance with the procedures in Section 2.2(b), without interest.  If, prior to six years after the Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates or Book-Entry Shares or any Non-Employee Holder of Company Options or Company RSUs has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration or Option Payment or RSU Payment to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares or Company Options or Company RSUs will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, neither Parent nor the Paying Agent will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration or any Non-Employee Holder of Company Options or Company RSUs for the Option Payment or RSU Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)                                  Lost, Stolen or Destroyed Certificates.  In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct in accordance with customary industry practice as an indemnity against any claim that may be made against Parent, the Purchaser, the Surviving Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f)                                   Withholding Rights.  Each of Parent and the Surviving Company will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law.  To the extent that amounts are so withheld by the Surviving Company or Parent, as the case may be, such withheld amounts (i) will be remitted by Parent or the Surviving Company, as applicable, to the applicable Governmental Entity in accordance with applicable Law and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

2.3                               Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, except to the extent otherwise required by applicable Laws, any Dissenting Shares will not be converted into the right to receive the Merger Consideration, and will instead represent the right to receive only the fair value thereof under Section 106(6) of the Companies Act.  If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 106(6) of the Companies Act, then the right of such holder to receive such payment in respect of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest.  The Company will give Parent (i) prompt notice of (A) any demands received by the Company for appraisal of Dissenting Shares, attempted withdrawals of such demands and any other instruments served pursuant to the Companies Act and received by the Company relating to rights to be paid the fair value of Dissenting Shares and (B) to the extent that the Company has knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) the opportunity to participate in all negotiations and Proceedings with respect to any demands for appraisal under the Companies Act.  The Company will not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.4                               Treatment of Company U.K. Plan Options, Company U.S. Plan Options, Company RSUs; Company U.S. Option Plans; Company ESPP.

(a)                                 Treatment of Company U.K. Plan Options.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall send a notice (the “U.K. Plan Optionholder Notice”), subject to prior review, comment and approval by Parent, which shall not be unreasonably withheld, delayed or conditioned, to all holders of Company Options granted under the

Xyratex Unapproved Company Share Option Plan,  the Xyratex Approved Company Share Option Plan, the Xyratex Share Save Plan and the Xyratex Unapproved Schedule to the 2001 Approved Company Share Option Plan (the “Company U.K.  Option Plans” and the Company Options granted thereunder, the “Company U.K. Plan Options”) which (i) notifies each holder that upon the Effective Time his or her Company U.K. Plan Options shall become exercisable in accordance with the rules of the relevant Company U.K. Option Plans (to the extent not already exercisable); (ii) invites the holder to exercise his or her Company U.K. Plan Options upon the Effective Time (if desired); (iii) explains the consequences of exercising the Company U.K. Plan Options in accordance with the U.K. Plan Optionholder Notice (i.e., that any shares of the Company acquired upon exercise after the Effective Time will be immediately transferred to Parent in exchange for the Merger Consideration); and (iv) explains the consequences of failure to exercise the Company U.K. Plan Options in accordance with the U.K. Plan Optionholder Notice (i.e., that the options will terminate without any consideration six months following the Effective Time); provided, however, that if the holder of Company U.K. Plan Options has consented to the cancellation of his or her Company U.K. Plan Options as contemplated by Section 5.14 hereof, the provisions of this Section 2.4(a) shall not apply and the provisions of Section 2.4(b) below shall apply.  The Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate and shall cooperate with the Parent to provide that, to the extent that any Company U.K. Plan Options are exercised following the Effective Time, such Company U.K. Plan Options will be adjusted to reflect any variation to the Company’s share capital as appropriate and as provided under the Company U.K. Option Plans and any shares of the Company issued upon exercise will be immediately transferred to Parent in exchange for the Merger Consideration and to provide that following the lapse of the six-month period immediately following the Effective Time, the Company U.K. Plan Options shall terminate in accordance with the terms of the applicable Company U.K. Option Plan and no further Company Options or other rights with respect to shares in the Company will be granted under any Company U.K. Option Plan. The Company Board (or, if appropriate, any committee thereof) will take all other actions reasonably necessary and appropriate to notify and obtain approvals from the U.K. Tax authorities with respect to the treatment of the Company U.K. Plan Options and the distribution of the U.K. Plan Optionholder Notice.  Any payment of the Merger Consideration as described in this Section 2.4(a) shall be treated the same as, and have the same rights and be subject to the same conditions of, the Option Payments described in Section 2.4(b) below.

(b)                                 Treatment of Company U.S. Plan Options.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that (i) the vesting of Company Options granted under the Xyratex 2004 Stock Option Plan, the Xyratex 2004 Directors Stock Option Plan, the Xyratex 2000 Stock Option Plan, the Xyratex Amended and Restated 2006 Incentive Award Plan,  (the “Company U.S. Option Plans” and the Company Options granted thereunder, the “Company U.S. Plan Options”) shall be accelerated in full prior to the Effective Time and (ii) as of the Effective Time, each outstanding Company U.S. Plan Option will be cancelled and, in exchange therefor, each former holder of any such cancelled Company U.S. Plan Option will be entitled to receive, in consideration of the cancellation of such Company U.S. Plan Option and in full settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of shares previously subject to such Company U.S. Plan Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share previously subject to such Company U.S. Plan Option (such amounts payable hereunder being referred to as the “Option Payments”); provided, however, that in the case of Company U.S. Plan Options under the Xyratex 2004 Directors Stock Option Plan, if the holder of Company U.S. Plan Options has not consented to the cancellation of his or her Company U.S. Plan Options as contemplated by Section 5.15 hereof, the provisions of this Section 2.4(b) shall not apply and the provisions of Section 2.4(a) above shall apply.  No holder of a Company U.S. Plan Option that, immediately prior to such cancellation, has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Company U.S. Plan Option.  From and after the Effective Time, any such cancelled Company U.S. Plan Option will no longer be exercisable by the former holder thereof, but will only entitle such holder to the payment of the Option Payment.  Parent will cause the Surviving Company’s payroll processor to pay the Option Payments payable to holders who are current or former employees of the Company within thirty (30) days following the Effective Time.  Parent will cause the Paying Agent to pay the Option Payments payable to holders who are not Employee Optionholders (“Non-Employee Holders”) in accordance with Section 2.2.

(c)                                  Treatment of Company RSUs.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding restricted stock unit awarded pursuant to the Xyratex Amended and Restated 2006 Incentive Award Plan (the “Company RSUs”) will vest and the number of shares subject to such Company RSU will be issued to the holder of the Company RSU immediately prior to the Effective Time and each such share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions of, the Shares described in Article 2 above.  To the extent any Company RSU is subject to a deferred payment schedule pursuant to the applicable distribution provisions of Section 409A of the Code so that the treatment set forth in the immediately preceding sentence would cause the holder to incur a Tax and/or an interest penalty under Section 409A of the Code, then such Company RSUs will be cancelled in exchange for the right to receive a cash payment of an amount equal to the product of (A) the total number of Shares subject to such Company RSU and (B) the Merger Consideration (such amounts payable hereunder being referred to as the “RSU Payments”), and any such RSU Payments otherwise payable to the holder of such canceled Company RSU will be distributed in accordance with Section 409A of the Code and the applicable Treasury Regulations thereunder.

(d)                                 Termination of Company U.S. Option Plans.  The Company Board (or, if appropriate, any committee thereof) will adopt resolutions and take all other actions necessary and appropriate to provide that, as of the Effective Time, all Company U.S. Option Plans will be terminated and no further Company U.S. Plan Options, Company RSUs or other rights with respect to shares in the Company will be granted thereunder. Prior to the Effective Time, the Company shall provide notice (in a form reasonably satisfactory to Parent) to each holder of an outstanding Company U.S. Plan Option and/or Company RSU granted pursuant to any Company U.S. Option Plan describing the treatment of such award in accordance with this Section 2.4.

(e)                                  Company ESPP.  Prior to the Effective Time, unless the offering period underway as of the date hereof (the “Current Offering Period”) under the Xyratex Ltd 2004 Employee Stock Purchase Plan (as amended) (the “Company ESPP”) terminates by its terms prior to the Effective Time, the Company will take all action that may be necessary to: (i) cause the Current Offering Period to be terminated as of the last Business Day prior to the Effective Time (the last Business Day prior to the Effective Time, the “Designated Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened Current Offering Period, but otherwise treat such shortened Current Offering Period as a fully effective and completed offering period for all purposes under the Company ESPP (the completion of the Current Offering Period, the “Final Purchase”); and (iii) cause each participant’s shares purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised; provided, however, that the actions described in clauses (i) through (iii) of this sentence will be conditioned upon the consummation of the Merger.  On the Designated Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP will be used to purchase shares in accordance with the terms of the Company ESPP, and each share purchased thereunder will be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(a), subject to withholding of applicable income and employment withholding Taxes pursuant to Section 2.2(f).  Prior to the Effective Time (subject to the consummation of the Merger), the Company will cause the Company ESPP to terminate at the Effective

Time, and the Company hereby represents and warrants to Parent and Purchaser that it will take all actions necessary with respect to the Company ESPP so that (A) no offering periods or purchase periods will be commenced following or in addition to the Current Offering Period, (B) no payroll deductions or other contributions will be made or effected after the Designated Date with respect to the Company ESPP, and (C) notice will be given to participants in the Company ESPP as soon as administratively practicable following the date hereof describing the Final Purchase and the termination of the Company ESPP pursuant to this Section 2.4(e) following the Final Purchase.

(f)                                   Corporate Actions.  Prior to the Effective Time, the Company, the Company Board or, if appropriate, any committee thereof, as applicable, will adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.4.  The Company will take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to deliver to any Person any Shares or other Equity Interests of the Company, the Surviving Company or any other Person pursuant to or in settlement of Company Options, Company RSUs or other rights with respect to Shares.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed after November 30, 2010 and prior to the date hereof (but excluding any disclosure contained in such Company SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” and other disclosures that are predictive or forward-looking in nature) and (ii) the disclosure schedule delivered by the Company to Parent and the Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”) (with each exception set forth in the Company Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation and warranty will also be deemed to be disclosed with respect to each other representation and warranty to the extent that it is reasonably apparent on the face of the relevant disclosure that such disclosure is applicable to such representation or warranty), the Company hereby represents and warrants to Parent and the Purchaser as follows:

3.1                               Organization and Qualification; Subsidiaries.

(a)                                 The Company is an exempted company limited by shares, duly organized, validly existing and in good standing under the Laws of Bermuda.

(b)                                 The Company has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on the Business as it is now being conducted.  The Company is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of the Business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Each Subsidiary of the Company (each, a “Company Subsidiary”) is a company or other legal entity duly organized, validly existing and in good standing (or the equivalent concept to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Each Company Subsidiary is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)                                  The Company has made available to Parent and the Purchaser accurate and complete copies of the Memorandum of Association of the Company (the “Company Memorandum”) and Bye-laws of the Company, as amended (the “Company Bye-Laws”), and the memorandum of association and bye-laws, or equivalent organizational or governing documents, of each Company Subsidiary, and each of these organizational and governing documents is in full force and effect.  The Company is not in violation of the Company Memorandum or Company Bye-Laws, and no Company Subsidiaries are in material violation of their respective organizational or governing documents.

(d)                                 Section 3.1(d) of the Company Disclosure Schedule sets forth an accurate and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary.  Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended November 30, 2012 includes each of the Company Subsidiaries that are “significant subsidiaries” as defined in Rule 102(w) of Regulation S-X of the United States Securities and Exchange Commission (the “SEC”).

3.2                               Capitalization.

(a)                                 The authorized share capital of the Company consists of (i) 70,000,000 common shares (the “Common Shares”), of which, as of the close of business on November 30, 2013, there were 27,657,302 Shares issued and outstanding, (ii) 1,000,000 preference shares, all of which have been designated as Series A Junior Participating Preferred Shares (the “Preferred Shares”), of which no shares are issued and outstanding or reserved for or otherwise subject to issuance and (iii) 1,200,000 deferred shares, of which no shares are issued and outstanding or reserved for or otherwise subject to issuance.  Since the close of business on November 30, 2013 through the date of this Agreement, the Company has not issued any Common Shares, Preferred Shares or deferred shares of the Company, other than, prior to the date hereof, the issuance of Common Shares pursuant to Company ESPP Rights under the Company ESPP or the issuance of Common Shares upon the vesting of Company RSUs or upon the exercise of Company Options.

(b)                                 All of the Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c)                                  As of the close of business on November 30, 2013, the Company has no Common Shares or Preferred Shares reserved for or otherwise subject to issuance, except for (i) 657,535 Common Shares reserved for issuance pursuant to Company RSUs, (ii) 617,612 Common Shares reserved for issuance pursuant to the exercise of outstanding Company Options and (iii) 1,000,000 Preferred Shares reserved for issuance pursuant to the Rights Agreement, dated as of December 17, 2012, between the Company and Computershare Trust Company, N.A. (“Computershare”), as Rights Agent, as amended by that certain Amendment to Rights Agreement dated as of December 13, 2013 between the Company and Computershare and by that certain Second Amendment to Rights Agreement dated as of the date hereof between the Company and Computershare (the “Company Rights Agreement”).  There are no dividends declared but not yet paid on or in respect of Company RSUs.

(d)                                 Section 3.2(d) of the Company Disclosure Schedule sets forth an accurate and complete list as of the close of business on November 30, 2013, of (A) each holder of Company Options and Company RSUs, (B) the number of Company Options and Company RSUs held by such holder and the Company Benefit Plan under which each Company Option and each Company RSU was granted and the date of such grant, (C) the number of Common Shares subject to each such Company Option and Company RSU (i.e., the original amount less exercises and any cancellations), (D) the exercise price of each such Company Option, (E) the jurisdiction in which each such Company Option and Company RSU was granted and the jurisdiction in which the holder of each such Company Option and Company RSU currently resides, and (F) with respect to Company Options: (x) the portion of the Company Option that is vested as of November 30, 2013, (y) the date upon which each Company Option would normally be expected to expire absent termination of employment or other acceleration, and (z) whether or not such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code and whether or not such Company Option is intended to qualify for special Tax treatment in any jurisdiction outside the U.S.  Since the close of business on November 30, 2013 through the date of this Agreement, the Company has not granted any Company Options or Company RSUs.  Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) each grant of a Company Option or Company RSU was duly authorized no later than the date on which the grant of such Company Option or Company RSU was by its terms to be effective (the “Grant Date”) by all necessary corporate action, and (ii) no Company Option is “early exercisable” or features any similar right.  The per share exercise price of each Company Option was not less than the fair market value of a Share on the applicable Grant Date. Neither the Company nor any of the Company Subsidiaries has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Company Subsidiary on any matter.

(e)                                  Except for Company Options to purchase not more than 617,612 shares of the Company, 657,535 shares of the Company issuable pursuant to outstanding Company RSUs and rights to purchase shares of the Company (the “Company Rights”) pursuant to the Company Rights Agreement, there are (i) no options, warrants, calls, conversion rights, performance shares, stock purchase rights, restricted stock, stock appreciation rights, phantom stock or other phantom equity interests, profit interests, profit participation rights, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue, acquire or sell any shares or other Equity Interests of the Company or any Company Subsidiary or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of the Company Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding; (ii) no obligations of the Company or any Company Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, Equity Interest or voting interest (including any voting debt) in, the Company or any Company Subsidiary; and (iii) no other obligations by the Company or any Company Subsidiary to make any payments based on the price or value of any securities of the Company.

(f)                                   Except for the Company Rights Agreement, there are no outstanding Contracts to which the Company or any Company Subsidiary is a party (i) relating to the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration of or (iv) granting any preemptive or antidilutive rights or similar rights with respect to, any Shares or other Equity Interests in the Company or any Company Subsidiary.

(g)                                  The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of share capital or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than Permitted Liens), and all of such shares of share capital or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(h)                                 Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person.

3.3                               Authority.

(a)                                 The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject, in the case of the Merger, to obtaining the Company Shareholder Approval.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no shareholder votes or written consents are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, in the case of the Merger, the Company Shareholder Approval.  This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and the Purchaser, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b)                                 At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board adopted resolutions by which the Company Board (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement, the Merger, the Voting Agreements and the other transactions contemplated hereby and thereby, in accordance with the requirements of the Companies Act, (iii) directed that the approval and adoption of this Agreement and the Merger Agreement be submitted to a vote of the shareholders of the Company and (iv) subject to the right of the Company Board to make a Change of Board Recommendation pursuant to Section 5.3(f), recommended that the Company’s shareholders vote their Shares in favor of approving and adopting this Agreement and the Merger Agreement, and, subject to the right of the Company Board to make a Change of Board Recommendation pursuant to Section 5.3(f), none of the aforesaid actions by the Company Board has been amended, rescinded, withdrawn or modified.

(c)                                  The Company Rights Agreement has been amended so that:  (i) Parent and the Purchaser are exempt from the definition of “Acquiring Person” contained in the Company Rights Agreement, and no “Share Acquisition Date” or “Distribution Date” or “Trigger Event” (as such terms are defined in the Company Rights Agreement) will occur as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, and (ii) the Company Rights Agreement will terminate and the Company Rights will expire immediately prior to the Effective Time.  The Company Rights Agreement, as so amended, has not been further amended or modified.  The Company has previously made available a true and complete copy of the Company Rights Agreement and all amendments thereto to Parent and the Purchaser.

3.4                               No Conflict.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Memorandum or Company Bye-Laws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit or other change in the rights or obligations under, or constitute a change of control or default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of any Company Material Contract, or (ii) result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary, except, with respect to clauses (b) and (c) for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.5                               Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Merger Application and related attachments with the Registrar, (b) notification to the Bermuda Monetary Authority, (c) approvals or filings under all applicable Laws of Bermuda, (d) compliance with any applicable requirements of the HSR Act and other applicable foreign or supranational antitrust and competition Laws, including those set forth in Section 3.5 of the Company Disclosure Schedule, (e) compliance with the applicable requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), (f) compliance with the applicable requirements of the Securities Act, (g) compliance with any applicable foreign or state securities or Blue Sky Laws, (h) such filings as may be required under the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”) and (i) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  All information relating to the Company’s commercial arrangements with its customers and geographical allocation of its revenues provided by the Company and its counsel to Parent and its counsel for the purposes of identifying any applicable antitrust and competition filing requirements is true and correct.

3.6                               Permits; Compliance With Law; Anti-Bribery Laws; Export Controls.

(a)                                 The Company and each Company Subsidiary holds all material authorizations, permits, certificates, exemptions, approvals, orders, consents, franchises, variances, exemptions and registrations of any Governmental Entity necessary for the operation of the Business (the “Company Permits”).  The Company and each Company Subsidiary is, and since November 30, 2010 has been, in compliance with the Company Permits and no suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened, except for suspensions and cancellations, or where the failure to be in compliance with any Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Since November 30, 2010, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity regarding (i) any violation by the Company or any Company Subsidiary of any Company Permits, or (ii) any revocation, cancellation or termination of any Company Permits held by the Company or any Company Subsidiary, in either case, would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Since November 30, 2010, (i) neither the Company nor any Company Subsidiary has been in conflict with, default under or violation of, or has been investigated for, or charged by any Governmental Entity with a violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is or was bound, except for any conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole and (ii) no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary has been pending or, to the knowledge of the Company, threatened, except for such investigations or reviews, the outcomes of which if determined adversely to the Company or any Company Subsidiary that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c)                                  Neither the Company nor any Company Subsidiary (including any of their respective officers, directors and employees or, to the knowledge of the Company, any agent or other Person associated with or acting on their behalf) has, directly or indirectly, (i) taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act (2010), as amended, or any rules or regulations thereunder, or any other comparable anti-bribery Law; (ii) used any corporate funds for unlawful contributions, loans, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iv) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d)                                 Since November 30, 2010, neither the Company nor any Company Subsidiary has been in violation of, or has been investigated for, or charged by any Governmental Entity with a violation of any (i)  applicable U.S. export and reexport control Laws or regulations, including the U.S. Export Administration Regulations and the Foreign Assets Control Regulations or (ii)  other applicable import/export controls in other countries in which the Company or any of the Company Subsidiaries conducts business, except for any violations, investigations or charges that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

3.7                               SEC Filings; Financial Statements.

(a)                                 Since November 30, 2010, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act prior to the date hereof, and, after the date of this Agreement and until the Effective Time, the Company will file all registration statements, prospectuses, forms, reports, certifications, statements and other documents with the SEC that are required to be filed by it under the Securities Act or the Exchange Act prior to such time, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished (as applicable) by the Company with the SEC at or prior to the Effective Time that are not required to be so filed or furnished, and as the same have been supplemented, modified or amended since the time of filing prior to the date hereof, collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended, as of the date of the last such amendment, the Company SEC

Documents (i) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied (or with respect to Company SEC Documents filed after the date hereof, will comply) in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the applicable requirements of the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.  None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC.  All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the Company Subsidiaries that have been or will be, as the case may be, included in the Company SEC Documents, including the related notes and schedules (collectively, the “Company Financial Statements”) (A) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments) and (B) fairly present in all material respects or will present in all material respects, as the case may be, the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments).

(b)                                 Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s consolidated financial statements or other Company SEC Documents.

(c)                                  Without limiting the generality of Section 3.7(a), since November 30, 2011, (i) PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act, and neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness or manner of the filing of such certifications and (iii) no enforcement action has been initiated or, to the knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

(d)                                 Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

3.8                               Internal Controls.  The Company has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on their financial statements.  The Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

3.9                               Takeover Laws; Rights Plan.  No “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law would reasonably be expected to apply with respect to or as a result of the execution of this Agreement, the Voting Agreements or the consummation of the Merger or the other transactions contemplated hereby or thereby.  Other than the Company Rights Agreement,  the Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.10                        No Undisclosed Liabilities.  Except for those liabilities and obligations (a) as reflected in or reserved against on the November 30, 2012 audited consolidated balance sheet of the Company included in the Company Financial Statements prior to the date of this Agreement, (b) incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet, (c) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby or (d) as would not and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liabilities or obligations of a type required to be reflected on the face of a consolidated balance sheet of the Company prepared in accordance with GAAP.

3.11                        Absence of Certain Changes or Events.  From May 31, 2013 through the date of this Agreement:

(a)                                 The Company and the Company Subsidiaries have conducted the Business in all material respects in the ordinary course of business consistent with past practice.

(b)                                 There has not occurred, arisen or come into existence any change, event, development, condition, occurrence or effect which has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)                                  None of the Company or any of the Company Subsidiaries have taken any action, or authorized, committed or agreed (whether in writing or verbally) to take any action, that if taken between the date hereof and the Effective Time would constitute a breach of paragraphs (d), (e), (f), (g), (h), (i), (k), (l), (n), (o), (r) or (s) (but solely, in the case of paragraph (s), to the extent related to any of paragraphs (d), (e), (f), (g), (h), (i), (k), (l), (n), (o) or (r)) of Section 5.1.

(d)                                 There has not occurred any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Company Facilities or the material tangible personal property sufficient and adequate to carry on the respective businesses of the Company and each Company Subsidiary in all material respects that, individually or in the aggregate, are material to the Company and the Company Subsidiaries, taken as a whole.

(e)                                  Neither the Company nor any Company Subsidiary has sold, pledged, disposed of, transferred, leased, licensed, guaranteed or encumbered any material property or assets of the Company or any Company Subsidiary, except pursuant to (i) the sale, purchase or licensing of inventory, raw materials, equipment, goods, or other supplies in the ordinary course of business consistent with past practice and (ii) licenses in the ordinary course of business consistent with past practice.

3.12                        Employee Benefit Plans.

(a)                                 Section 3.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Benefit Plan.  With respect to each Company Benefit Plan, the Company has provided to the Purchaser complete and accurate copies of, if applicable, (i) each such Company Benefit Plan, including any amendments thereto, (ii) each service agreement with a third-party administrator and each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description, including any summary of material modifications required under ERISA with respect to such Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recently received IRS or equivalent non-U.S. tax authority determination or opinion letter, if any, issued by the IRS or equivalent non-U.S. tax authority with respect to any such Company Benefit Plan that is intended to qualify under Section 401(a) of the Code or is intended to qualify for special Tax treatment in any jurisdiction outside of the U.S. and (vi) the most recently filed annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto.

(b)                                 Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws. The Company and the Company Subsidiaries have performed all material obligations required to be performed by them under and are not in material default or in violation of any Company Benefit Plan. Neither the Company nor any Company Subsidiary is subject to any material liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Benefit Plans.  .  Neither the Company nor any Company Subsidiary is subject to any material liability or penalty under any U.K. Tax Law with respect to any employee benefit trust established and maintained in connection with any Company Benefit Plan.

(c)                                  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code and each trust established in connection with a Company Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or exemption.  All contributions, premiums or payments required to be made with respect to any Company Benefit Plan have been made.

(d)                                 No Proceeding is pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan (other than routine claims for benefits).

(e)                                  No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA), (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(f)                                   The Company does not have any liability in respect of, or obligation to provide, post-retirement medical, life insurance benefits or other welfare benefits for any Service Providers (or the spouses, dependents or beneficiaries of any Service Providers), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(g)                                  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (ii) trigger any funding (through a grantor trust or otherwise) of any compensation, equity award or other benefits, or (iii) obligate the Company or any Company Subsidiary to make any payment or provide any benefit in connection with a “change in ownership or effective control”, within the meaning of such term under Section 280G of the Code.

(h)                                 Section 3.12(h) of the Company Disclosure Schedule sets forth each Company Benefit Plan that provides compensation that could reasonably be deemed deferred compensation subject to Section 409A of the Code and each such plan is in material compliance with Section 409A of the Code.

(i)                                     With respect to each Company Benefit Plan that primarily provides benefits or compensation to non-U.S. employees and is maintained subject to the Laws of any jurisdiction outside of the United States (the “Foreign Plans”), except as would not, individually or in the aggregate, result in a material liability to the Company:  (A) such Foreign Plan is and has been, in compliance with in all material respects in form and operation in accordance with all applicable Laws; (B) if a Foreign Plan is intended to qualify for special Tax treatment, such plan meets all material requirements for such treatment; (C) all material employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (D) the fair market value of the assets of each funded Foreign Plan and the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, with respect to all current and former participants under such Foreign Plan meets or exceeds the level required by applicable Law, according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and no transaction contemplated hereunder shall cause such assets or insurance obligations to be less than such level; and (E) each Foreign Plan required to be registered pursuant to applicable Law has been so registered and, to the knowledge of the Company, has been maintained in good standing with applicable regulatory authorities and has been approved by applicable taxation authorities to the extent such approval is required.

3.13                        Labor and Other Employment Matters.

(a)                                 The Company is in compliance in all material respects with all applicable Laws, collective bargaining agreements and other agreements or arrangements with any works councils, employee representative or labor or management organization or group of employees, and its own policies, practices, handbooks, work rules, and internal regulations respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits, and wages and hours.  The Company has no material liability with respect to any misclassification of: (i) any person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages or the equivalent under applicable Law.  The Company is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security and other payroll taxes, or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(b)                                 The Company is not and has not been a party to any collective bargaining agreement or other similar Contract with any union, employee representative, employee association, works council or other labor organization or group of employees, and the Company has no knowledge of any activities or proceedings by any union, employee representative, employee association, works council or other labor organization or group of employees to organize any employees.  The Company has not recognized any trade union, whether voluntarily or in terms of any statutory procedure as set out in any applicable Law.  There are no ongoing labor strikes, slowdowns, work stoppages, picketings, negotiated industrial actions or lockouts pending or, to the knowledge of the Company, threatened, against the Company.  There is no unfair labor practice charge or the equivalent under applicable Law against the Company or any of the Company Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority and there is no pending or, to the knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any employees of the Company in their capacities as such.  The Company is not a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices.  The services provided by each of the Company’s employees employed in the United States are terminable at the will of the Company, and outside the United States, are terminable in compliance with applicable Law, and any such termination would result in no liability to the Company.  Neither the Company nor any Subsidiary has taken any action within the last two years which constitutes a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar Laws.

(c)                                  The employees of the Company and the Company Subsidiaries are authorized and have appropriate documentation to work in the jurisdiction in which they are working, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  Section 3.13(c) of the Disclosure Schedule sets forth an accurate and complete list of the work authorizations for (i) all U.S.-based employees of the Company or the Company Subsidiaries who are not U.S. citizens or permanent residents and (ii) all employees of the Company or the Company Subsidiaries based outside of the United States that are not citizens or permanent residents of the jurisdiction in which they perform services.

3.14                        Contracts.

(a)                                 Section 3.14(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Contract in effect on the date of this Agreement to which the Company or any Company Subsidiary is a party to or bound by which falls within any of the following categories:

i.                  any employment, contractor or consulting agreement, contract or commitment with an employee or individual consultant or salesperson, or contract with any third party agency for the provision of services or labor, in each case, that provides for aggregate annual base salary from the Company or any Company Subsidiary in excess of $250,000, other than (A) any at-will employment or services agreement providing no severance or other-post-termination benefits (other than as required by applicable Law), (B) any such agreement, contract or commitment required by Law in any jurisdiction outside the United States, and (C) any such agreement, contract or commitment with a Person other than a director, officer, employee or former employee of the Company entered into in the ordinary course of business consistent with past practice;

ii.               any Contract that limits or restricts in any material respect the Company or any Company Subsidiary from competing or engaging in any line of business or in any geographic area;

iii.            any Contract that by its terms limits the payment of dividends or other distributions to shareholders by the Company or any Company Subsidiary;

iv.           any Contract relating to indebtedness for borrowed money or extension of credit (other than extensions of credit to customers of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice) or any financial guaranty by the Company or any Company Subsidiary;

v.              any Contract that contains a put, call or similar right pursuant to which the Company or any of the Company Subsidiaries could be required to purchase or sell, as applicable, any Equity Interests of any Person (other than any Company Options or Company RSUs) or assets that have a fair market value or purchase price of more than U.S. $250,000, other than any such Contract providing for the purchase or sale of products or supplies of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice;

vi.           any lease or sublease with respect to the Leased Real Property (the “Company Leases”);

vii.        any Contract with any Significant Customer or Significant Supplier;

viii.     any Contract with any sole source supplier that supplies goods or services to the Company or any of the Company Subsidiaries that are material to the production of any products of the Company or any of the Company Subsidiaries, excluding Contracts for the license of software, technology or Intellectual Property Rights;

ix.           any partnership, joint venture or other similar Contract involving a sharing with any third party of profits, losses, costs, liabilities that is material to the Company and the Company Subsidiaries taken as a whole;

x.              any Contract between or among the Company, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of 5% or more of any class shares of the Company (other than the Company) or any affiliate of the foregoing, on the other hand, other than employment, indemnification, stock option or similar Contracts entered into in the ordinary course of business;

xi.           any collective bargaining agreement or other agreements or arrangements with any labor or management union or association, works council, employee representative or other labor organization or group of employees representing employees of the Company or any of the Company Subsidiaries;

xii.        any Contract that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale, transfer, pledge or other disposition of any business or assets material to the Company and the Company Subsidiaries, taken as a whole;

xiii.     any Contracts providing for indemnification (except with respect to any indemnification provisions provided by the Company in the ordinary course of business, consistent with past practice, of a third party);

xiv.    any (A) customer Contracts of the Company or any Company Subsidiary granting any most-favored customer rights, (B) customer Contracts of the Company or any Company Subsidiary granting exclusive rights (other than exclusive rights granted to a customer of the Company or any Company Subsidiaries for products of the Company or any Company Subsidiaries specifically designed or manufactured for such customer), or (C) any Contract with any Significant Customer granting similar rights;

xv.       any (A) Contracts for Licensed Intellectual Property, other than (x) Contracts for standard, unmodified, off-the-shelf software commercially available on standard terms from third-party vendors, (y) non-disclosure Contracts entered into on forms previously provided to the Purchaser and (z) Contracts for independent contractor services entered into in the ordinary course of business consistent with past practice and on forms previously provided to the Purchaser; and (B) any Contracts for Out-Licensed Intellectual Property;

xvi.    any Contract which by its terms would prohibit the consummation of the Merger or any other transaction contemplated by this Agreement; and

Each Contract of the type described in this Section 3.14(a), together with each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) to which the Company or any Company Subsidiary is a party, is referred to herein as a “Company Material Contract.”  Accurate and complete copies of each Company Material Contract as of the date of this Agreement have been made available by the Company to Parent prior to the date of this Agreement.

(b)                                 Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms, and is in full force and effect except that (x) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary party thereto, nor to the knowledge of the Company, any other party thereto, is in breach of, or default under, any Company

Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any Company Subsidiary, or, to the knowledge of the Company, any other party thereto.

3.15                        Litigation.

(a)                                 As of the date hereof, there is no civil, criminal or administrative suit, claim, action, hearing, arbitration, audit, complaint, charge, inquiry, investigation or other proceeding (a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary except where such Proceedings, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  There is no Proceeding pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary except where such Proceedings, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Neither the Company nor any Company Subsidiary is subject to any material outstanding order, writ, injunction, judgment, award, decree, ruling or determination of any Governmental Entity (each, an “Order”).

3.16                        Environmental Matters.

(a)                                 Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries is and since November 30, 2010 has been in compliance with all applicable Environmental Laws.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has obtained, or has made timely and complete application for renewal of, and is in compliance with, all Environmental Permits necessary for the conduct and operation of the Business and all such Environmental Permits are valid and in full force and effect.  Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have complied with all covenants and conditions of any Environmental Permit which is or has been in force with respect to the conduct and operation of the Business.

(b)                                 Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, there is not now and since November 30, 2010 there have not been any Hazardous Substances generated, treated, stored, transported, disposed of, or Released on, or are otherwise existing on, under, about, or emanating from or to, (i) any property (including the soil, groundwater, and surface water thereon) currently owned, leased or operated by the Company or any Company Subsidiary, or (ii) any property previously owned, leased or operated by the Company or any Company Subsidiary at the time the Company or the Company Subsidiary, as applicable owned, leased or operated said property, except in compliance with any applicable Environmental Laws.

(c)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since November 30, 2010, none of the Company or any of the Company Subsidiaries has received any notice of alleged Liability for, or any inquiry or investigation regarding, any Release or threatened Release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law.  Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, all products of the Company and the Company Subsidiaries comply, to the extent required, with all applicable requirements of ROHS.

(d)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is subject to any Order or Contract with any Governmental Entity or any other Person that may require any of them to guarantee, reimburse, pledge, defend, hold harmless or indemnify any Person with respect to Liability or obligations arising under any Environmental Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has made available to Parent and the Purchaser all records generated since November 30, 2010 in the Company’s and the Company Subsidiaries’ possession concerning all Environmental Permits, all notices of non-compliance or violation of Environmental Laws, and all environmental  assessments and environmental audits.

3.17                        Intellectual Property.

(a)                                 General.

i.                  Section 3.17(a)(i) of the Company Disclosure Schedule sets forth a list of all Owned Intellectual Property and registered, filed for, or issued under the authority of any Governmental Entity (collectively, the “Owned Registered Intellectual Property”): (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the respective jurisdiction where filed, the date filed or issued, and the present status thereof; (ii) for each trademark, tradename or service mark that is registered, for which a pending application for registration has been filed, the application serial number or registration number, the jurisdiction where filed, the date filed or granted, and the class of goods covered, in each case, if applicable; (iii) for each copyrighted work for which a registration has been filed, the registration number, date of registration and the jurisdiction in which the copyright has been filed; and (iv) for each URL or internet domain name, the name of the registrar and date of registration.

ii.               Since November 30, 2010, neither the Company nor any Company Subsidiary has received any written claim of invalidity with respect to any Owned Registered Intellectual Property.  All necessary registration, maintenance and renewal fees due prior to the effective date of this Agreement in connection with such Owned Registered Intellectual Property have been paid and all necessary documents and certifications have been filed with the relevant Governmental Entity for the purposes of maintaining, perfecting or preserving or renewing any Owned Registered Intellectual Property.

(b)                                 Licenses From Third Parties.  Section 3.17(b) of the Company Disclosure Schedule lists all licenses granting to the Company or any of the Company Subsidiaries any rights to material Intellectual Property Rights used in the Business (“Licensed Intellectual Property”), other than agreements for standard, unmodified, off-the-shelf software commercially available on standard terms from third-party vendors.

(c)                                  Sufficiency.  The Company and the Company Subsidiaries own or have valid rights to use all material Intellectual Property Rights that are used in the conduct of the Business (collectively referred to herein as the “Material Intellectual Property”).  To the knowledge of the Company, the Material Intellectual Property constitutes all material Intellectual Property Rights used in the conduct of the Business.  Nothing in this subsection (c) will be deemed a representation or warranty of non-infringement of third party Intellectual Property Rights, which is addressed by Section 3.17(e).

(d)                                 Ownership.  The Company or a Company Subsidiary exclusively owns the Owned Intellectual Property, free and clear of Liens (other than Permitted Liens).  The Company and each Company Subsidiary’s rights in and to the Owned Intellectual Property will not be materially adversely altered, and no license to Licensed Intellectual Property will terminate or expire, or be adversely modified in any material respect, in each case by reason of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(e)                                  Absence of Claims; Non-infringement.  The Company’s and the Company Subsidiary’s operation of the Business does not infringe or misappropriate any Intellectual Property Rights of any Person, violate any material right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any jurisdiction. Since November 30, 2010, to the knowledge of the Company, no Proceedings have been instituted or are pending or threatened against the Company or any Company Subsidiary, that challenge the Company’s or any Company Subsidiary’s ownership of Owned Intellectual Property or right to use the Licensed Intellectual Property, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, since November 30, 2010, no interference, opposition, reissue, reexamination, or other similar proceeding is or has been pending or, to the knowledge of the Company, threatened, in which the scope, validity, or enforceability of any of the Owned Intellectual Property is being or has been, contested or challenged, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.  Since November 30, 2010, neither the Company nor any Company Subsidiary has received any written claim of invalidity, unenforceability or conflicting ownership rights with respect to the Owned Intellectual Property (excluding, for clarity, all correspondence with patent authorities with respect to ordinary course patent prosecution activities), or any misappropriation of any other Person’s Trade Secrets by the research, development, manufacture, use, distribution or sale of any Company Product, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.  The Owned Intellectual Property is not subject to any outstanding Order of an arbitrator or court or other Governmental Entity or settlement agreement, forbearance to sue, consent, stipulation or similar obligation affecting adversely the rights of the Company or any Company Subsidiary with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution), except as would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole.

(f)                                   Licenses to Third Parties.  Section 3.17(f) of the Company Disclosure Schedule lists all Contracts, other than non-exclusive licenses granted in (i) connection with the sale of Company Products in the ordinary course of business, (ii) non-disclosure Contracts entered into on forms previously provided to the Purchaser and (iii) Contracts for independent contractor services entered into in the ordinary course of business consistent with past practice and on forms previously provided to the Purchaser; pursuant to which the Company or a Company Subsidiary has granted to any other Person any license under any material Owned Intellectual Property (“Out-Licensed Intellectual Property”).  Neither the Company nor any Company Subsidiary granted any exclusive license to any other Person with respect to any material Owned Intellectual Property.

(g)                                  Protection of Intellectual Property Rights.  The Company and each Company Subsidiary have taken reasonable steps to protect and maintain each item of Owned Intellectual Property, except in each case as the Company or a Company Subsidiary has elected in its reasonable business judgment to abandon or permit to lapse a registration or application, and as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries has (i) since November 30, 2010, transferred ownership of, (ii) granted any exclusive license of or exclusive right to use, or (iii) authorized the retention of any exclusive rights to use or joint ownership of, any Material Intellectual Property that are or were Owned Intellectual Property, to any other Person. The Company and each Company Subsidiary have taken reasonable steps to safeguard and maintain the security, secrecy and confidentiality of the confidential information and Trade Secrets of the Company and the Company Subsidiaries that are material to the Business. Since November 30, 2010, neither the Company nor any Company Subsidiary has failed to obtain valid and enforceable assignments sufficient to irrevocably transfer all Material Intellectual Property Rights for which the Company or any Company Subsidiary has sought to acquire ownership of from any employee involved in the creation or development of any such Material Intellectual Property, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(h)                                 Transaction.  Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, including the assignment to Parent by operation of law or otherwise of any Contracts to which the Company or any of the Company Subsidiaries is a party, will result in the Surviving Company (i) granting to any third party any right to or with respect to any Intellectual Property Rights (other than those acquired as a result hereof) owned by it, (ii) being bound by, or subject to, any non-compete or other material restriction on the operation or scope of its business, or (iii) being obligated to pay any royalties or other material amounts to any third party in excess of those payable by, or required to be offered by, it in the absence of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(i)                                     No Third Party Infringement.  Since November 30, 2010, the Company has not issued any written notice alleging that a Person has infringed or misappropriated, or is infringing or misappropriating, any Owned Intellectual Property.

(j)                                    Open Source Software.  No Company-owned software contains, includes or constitutes Open Source Software.

(k)                                 Access to Source Code.  Neither the Company nor any Company Subsidiary has (i) granted access or rights to any of its Source Code in or for any Company Products to any third party; or (ii) licensed or granted a third party the right to obtain any of its Source Code in or for any Company Products (including in any such case, any conditional right to access, or under which the Company or any Company Subsidiary has established any escrow arrangement for the storage and conditional release of any Source Code).

(l)                                     Government Funding.  No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Owned Intellectual Property, and, since November 30, 2010 no Governmental Entity, university, college, other educational institution or research center has made any such claim regarding the Owned Intellectual Property.

(m)                             Standards.  Neither the Company nor any Company Subsidiary has participated in, participates in, is or was a member, has made any submission or suggestion to, or is subject to any Contract with, any formal or informal organization, body or group that is involved in setting, proposing, publishing or developing industry standards or which places any restrictions on, or requirement with respect to, the licensing or enforcement of any of Intellectual Property Rights, such that the Company or any Company Subsidiary has agreed to, or, to the knowledge of the Company, is otherwise obligated or required to, license any Owned Intellectual Property to any third party on RAND, FRAND or ZRAND terms.

3.18                        Tax Matters.

(a)                                 Tax Returns.  All material Tax Returns required to be filed by the Company or any Company Subsidiary have been timely filed, and all such Tax Returns are true, complete and accurate in all material respects.  No claim has been made in writing since November 30, 2010 by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns or pay or collect Tax in respect of a particular type of Tax imposed by that jurisdiction,  that the Company or any Company Subsidiary is or may be subject to an obligation to file material Tax Returns, or pay or collect material Taxes, in such jurisdiction.

(b)                                 Payment of Taxes.  All material Taxes of the Company and each Company Subsidiary due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid except for those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been made on the Company Financial Statements in accordance with GAAP.

(c)                                  Audits, Investigations or Claims.  No deficiencies for any amount of material Taxes have been proposed or assessed in writing against any of the Company and the Company Subsidiaries by any Governmental Entity, which deficiencies remain unpaid or unresolved, except for deficiencies being contested in good faith by appropriate proceedings and for which adequate reserves have been made on the Company Financial Statements in accordance with GAAP.  Neither the Company nor any of the Company Subsidiaries (i) is the subject of any currently ongoing Tax audit or other proceeding with respect to material Taxes and (ii) has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes, which waiver or extension is currently in effect.

(d)                                 Tax Sharing Agreements.  Neither the Company nor any Company Subsidiary has any material liability under any agreement for the sharing, indemnification or allocation of Taxes (other than customary provisions for Taxes contained in credit, lease or other commercial agreements the primary purposes of which do not relate to Taxes).

(e)                                  Other Entity Liability.  None of the Company or any Company Subsidiary has any material liability for the Taxes of any other Person (other than with respect to a consolidated Tax Return that includes solely the Company and/or any Company Subsidiaries) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group for any period or under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law, including any arrangement for group or consortium relief or similar arrangement), or as a transferee or successor or by operation of Law.

(f)                                   Withholding.  Subject to exceptions as would not be material, each of the Company and the Company Subsidiaries has timely reported and, to the extent required by Law,  withheld and remitted to the appropriate Governmental Entity all Taxes required to have been reported and/or withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, consultant, director, creditor, shareholder or other third party.

(g)                                  Spin-Offs.  Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of section 355 of the Code) in a transaction intended to qualify under section 355 of the Code within the past two years.

(h)                                 Listed Transactions.  Neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)                                     280G; 162(m).  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would be reasonably expected to result in the payment or series of payments by the Company or any of the Company Subsidiaries to any person of an “excess parachute payment” within the meaning of Section 280G of the Code. Additionally, there is no contract to which the Company or any of the Company Subsidiaries is a party that, individually or collectively, (i) would be reasonably expected to give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 404 of the Code or that is not deductible for other federal, state, local or foreign Tax purposes, or (ii)  would be reasonably expected to require the Company, the Company Subsidiaries or Parent or its subsidiaries to gross up a payment to any Service Provider for Tax-related payments, including, but not limited to, for excise taxes owed or paid pursuant to Section 4999 of the Code.

(j)                                    Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, the computation of taxable income for any period or portion thereof after the Effective Time as a result of any (i) change in method of accounting made prior to the Effective Time, (ii) closing agreement under Section 7121 of the Code entered into prior to the Effective Time, (or in the case of clauses (i) and (ii) above, under any similar provision of applicable Law), (iii) installment sale or open transaction disposition made prior to the Effective Time or (iv) prepaid amount received prior to the Effective Time.

(k)                                 The Company and each of the Company Subsidiaries are in material compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(l)                                     Each of the Company and the Company Subsidiaries are in compliance in all material respects with all applicable requirements under transfer pricing Laws and regulations to execute and maintain documentation substantiating its transfer pricing practices and methodologies.

3.19                        Insurance.  Section 3.19 of the Company Disclosure Schedule lists all material liability, casualty and other forms of insurance owned or held by the Company and each Company Subsidiary, accurate and complete copies of which have previously been made available by the Company to Parent (the “Insurance Policies”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies and (ii) since November 30, 2011, neither the Company nor any Company Subsidiary has received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage.  There is no material claim pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

3.20                        Properties and Assets.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company or the Company Subsidiaries, as the case may be, have valid and subsisting ownership interests in all of the material tangible personal property reflected in the November 30, 2012 audited consolidated balance sheet included in the Company SEC Reports prior to the date hereof as being owned by the Company or any Company Subsidiaries or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the tangible personal property owned by the Company or the Company Subsidiaries is in satisfactory operating condition and repair for its continued use as it has been used in all respects, subject to reasonable wear and tear.

3.21                        Real Property.

(a)                                 Section 3.21(a) of the Company Disclosure Schedule sets forth the address of each real property location that is leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary, as applicable, have valid leasehold, subleasehold or license interest in all the Leased Real Property subject to Permitted Liens.

(b)                                 Section 3.21(b)(1) of the Company Disclosure Schedule sets forth the address of each real property location that is owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”).  Except as would not materially impair the operation of the Business or the value of the Owned Real Property, the Company and each Company Subsidiary, as applicable, has good and valid title to the Owned Real Property, free and clear of any Liens other than Permitted Liens.  Neither the Company nor any Company Subsidiary is a party to any agreement to purchase or sell any material real property.  The Owned Real Property and the Leased Real Property shall be collectively referred to herein as the “Company Facilities”.

(c)                                  Neither the Company nor any Company Subsidiary has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the knowledge of the Company, there are no such Proceedings threatened, affecting any portion of the Leased Real Property or Owned Real Property.

(d)                                 The Company or a Company Subsidiary currently occupies all of the Company Facilities for the operation of the Business, and there are no other parties occupying, or with a right to occupy, such Company Facilities.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Facilities are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the conduct of the Business as presently conducted therein.

3.22                        Opinion of Financial Advisor.  The Company Board has received the opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications and other matters set forth therein, the Merger Consideration to be received by the holders of Common Shares (other than Baker Street Capital L.P. and its affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.23                        Required Vote.  At a meeting of the Company’s shareholders duly convened pursuant to the Bye-Laws at which a quorum of at least ten Persons at the start of the meeting representing in person or by proxy in excess of thirty-three and one-third percent (33 1/3%) of the total issued voting shares in the Company are present throughout the meeting, the affirmative vote of a majority of the votes cast in accordance with the provisions of  Company Bye-Laws at such meeting, or the written consent of all the shareholders who would otherwise be entitled to attend a meeting and vote thereon (the “Required Vote”) is the only vote required, if any, of the holders of the shares or any class thereof of the Company to approve and adopt this Agreement and the Merger Agreement (the “Company Shareholder Approval”).

3.24                        Brokers.  Except for the Company’s obligations to Credit Suisse, neither the Company nor any Company Subsidiary has incurred or will incur any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger.  The Company has heretofore made available to Parent accurate and complete copies of all agreements between the Company and Credit Suisse pursuant to which such firm would be entitled to any payment, commission, fees or expenses in connection with the Merger or any other transactions contemplated by this Agreement, except to the extent such agreements have been redacted with respect to pricing incentive thresholds.

3.25                        Related Party Transactions.  There are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Person, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

3.26                        Proxy Statement.  The Proxy Statement (and any amendment thereof) will not, when first mailed to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or the Purchaser for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the provisions of  any applicable Laws.

3.27                        Customers and Suppliers.

(a)                                 Neither the Company nor any of the Company Subsidiaries has any outstanding disputes concerning any Company Products with any customer who, in either (i) the fiscal year ended November 30, 2012 was and/or (ii) the fiscal year ending November 30, 2013 is projected to be, one of the twelve largest customers of Company Products based on amounts paid or payable to the Company or the Company Subsidiaries by such customers (each, a “Significant Customer”), except such disputes as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  Neither the Company nor any Company Subsidiary has received any written or, to the knowledge of the Company, oral notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Company or Parent) or any of the Company Subsidiaries after the Closing or that such Significant Customer intends to terminate or materially modify in a manner adverse to the Company or any Company Subsidiary any existing Contracts with the Company (or the Surviving Company or Parent) or any of the Company Subsidiaries.

(b)                                 Neither the Company nor any Company Subsidiary has any outstanding disputes concerning products and/or services provided by any supplier who, in either (i) the fiscal year ended November 30, 2012 was and/or (ii) in the fiscal year ending November 30, 2013 is projected to be, one of the twenty largest suppliers of products and/or services to the Company and the Company Subsidiaries based on amounts paid or payable by the Company and its Subsidiaries to such supplier (each, a “Significant Supplier”), except such disputes as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  Neither the Company nor any Company Subsidiary has received any written or, to the knowledge of the Company, oral notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company (or the Surviving Company or Parent) or any Company Subsidiary after the Closing or that such Significant Supplier intends to terminate or materially modify in a manner adverse to the Company or any Company Subsidiary any existing Contracts with the Company (or the Surviving Company or Parent) of any of its Subsidiaries.

3.28                        No Other Representations and Warranties.  Except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes any implied or express representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Parent or the Purchaser or any of their respective affiliates or Representatives of any documents, forecasts or other information with respect to any one or more of the foregoing; provided, however, that the foregoing shall not limit any claim or remedy for fraud.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

Parent and the Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

4.1                               Organization and Qualification.  Parent is an exempted limited liability company, duly organized, validly existing and in good standing under the Laws of the Cayman Islands.  The Purchaser is an exempted company, duly organized, validly existing and in good standing under the Laws of Bermuda.  Parent has all requisite corporate power and corporate authority, and the Purchaser has all requisite corporate power and corporate authority, to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted.  Each of Parent and the Purchaser is duly qualified to do business in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.2                               Authority.  Each of Parent and the Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement by each of Parent and the Purchaser and the consummation by Parent and the Purchaser of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary action, and no other proceedings on the part of Parent or the Purchaser and no votes of their respective equityholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject to, in the case of the Merger, the approval and adoption of this Agreement and the Merger Agreement (immediately following the execution of this Agreement) by Parent as the sole holder of the Equity Interests of the Purchaser.  This Agreement has been duly and validly executed and delivered by Parent and the Purchaser, and assuming due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and the Purchaser, enforceable against Parent and the Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

4.3                               No Conflict.  None of the execution, delivery or performance of this Agreement by Parent or the Purchaser, the consummation by Parent or the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):  (a) breach, conflict with, result in a default under or violate any provision of the memorandum of association or bye-laws or similar organizational and governing documents of Parent or the Purchaser; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or the Purchaser or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets; or (c) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit or other change in the rights or obligations under, constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of any material Contract to which Parent, the Purchaser or any Parent Subsidiary is a party or any of their properties or assets may be bound (ii) result in the creation of a Lien upon any of the respective properties or assets of Parent, the Purchaser or any Parent Subsidiary, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.4                               Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by Parent and the Purchaser, the consummation by Parent and the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Merger Application and related attachments with the Registrar, (b) any consent or notification to the Bermuda Monetary Authority, (c) approvals or filings under all applicable Laws of Bermuda, including the Exchange Control Act 1972 and related regulations of Bermuda, (d) compliance with any applicable requirements of the HSR Act and other applicable foreign or supranational antitrust and competition Laws set forth in Section 3.5 of the Company Disclosure Schedule, (e) compliance with the applicable requirements of the Exchange Act, (f) compliance with the applicable requirements of the Securities Act, (g) compliance with any applicable foreign or state securities or Blue Sky Laws, (h) such filings as may be required under the rules and regulations of NASDAQ and (i) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.5                               Litigation.

(a)                                 There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or the Purchaser, except where such Proceedings, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or, as of the date of this Agreement, challenges the validity of the Merger.

(b)                                 Neither Parent nor the Purchaser is subject to any material outstanding Order, except where such Orders, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.6                               Ownership of Company Shares. Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Shares or other Equity Interests in the Company or any options, warrants or other rights to acquire shares in the Company or other Equity Interests in the Company (or any other economic interest through derivative securities or otherwise in the Company).

4.7                               Sufficient Funds.  Parent and/or the Purchaser will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective financial obligations under this Agreement.

4.8                               Parent Balance Sheet.  The balance sheet of Parent as of June 30, 2013 provided to the Company fairly presents in all material respects the financial condition of Parent as of such date in conformity with GAAP, and the financial position of Parent has not changed materially since such date.

4.9                               Ownership of the Purchaser; No Prior Activities.

(a)                                 The Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b)                                 Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, the Purchaser has not incurred, and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.10                        Management Arrangements.  As of the date hereof, except as previously disclosed to the Company, none of Parent or the Purchaser, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

4.11                        Brokers.  Neither Parent nor the Purchaser has any arrangement pursuant to which the Company has incurred or will incur any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

4.12                        Proxy Statement.  The information supplied by Parent or the Purchaser for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof) will not, at the date the Proxy Statement is first mailed to the Company’s shareholders and at the time of the meeting of the Company’s shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading..

4.13                        No Other Representations and Warranties .  Except for the representations and warranties made by the Parent and the Purchaser in this Article 4, neither the Parent, the Purchaser nor any other Person makes any implied or express representation or warranty with respect to the Parent or the Purchaser or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its affiliates or Representatives of any documents, forecasts or other information with respect to any one or more of the foregoing; provided, however, that the foregoing shall not limit any claim or remedy for fraud.

ARTICLE 5
COVENANTS

5.1                               Conduct of Business by the Company Pending the Closing.  The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule or as expressly required or expressly permitted by any other provision of this Agreement, unless Parent will otherwise agree in writing (which agreement will not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, conduct its operations in all material respects in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has material business dealings in the ordinary course of business consistent with past practice.  Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Schedule or as expressly required or expressly permitted by any other provision of this Agreement, the Company will not (unless required by applicable Law or the regulations and requirements of NASDAQ), and will not permit any Company Subsidiary to (unless required by applicable Law or the regulations and requirements of NASDAQ), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned):

(a)                                 amend or otherwise change the Company Memorandum, the Company Bye-Laws, or the memorandum of association or bye-laws or equivalent organizational documents of the Company Subsidiaries;

(b)                                 issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of share capital of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such share capital or other Equity Interests, or any Company Options, Company RSUs or other options, warrants or other rights of any kind to acquire any shares of such share capital or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of the Company or any Company Subsidiary, other than (i) subject to Section 2.4(d) hereof, the issuance of Common Shares pursuant to Company ESPP Rights under the Company ESPP, (ii) the issuance of Common Shares upon the vesting of Company RSUs or upon the exercise of Company Options, in each case, that are disclosed in Section 3.2(d) of the Company Disclosure Schedule in accordance with the terms of those Company Options and Company RSUs on the date of this Agreement, and (iii) if a Trigger Event (as defined in the Company Rights Agreement) by a Person other than Parent or the Purchaser will occur, the Company Rights or the issuance of Common Shares in exchange thereof;

(c)                                  sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any material property or assets of the Company or any Company Subsidiary, except (i) pursuant to Contracts in effect prior to the date hereof, or (ii) pursuant to the sale, purchase or licensing of inventory, raw materials, equipment, goods, or other supplies in the ordinary course of business consistent with past practice;

(d)                                 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, stock, property or a combination thereof) with respect to any of its share capital (other than (i) dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary and (ii) quarterly cash dividends declared and paid by the Company in the ordinary course of business consistent with past practice in amounts not to exceed, with respect to each quarter, $0.08 per Share) or enter into any agreement with respect to the voting or registration of its share capital;

(e)                                  reclassify, consolidate, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its shares, other Equity Interests or any other securities, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its shares or other securities other than the exchange of the Company Rights pursuant to the Company Rights Agreement after a Trigger Event (as defined in the Company Rights Agreement) by a Person other than Parent or the Purchaser;

(f)                                   amalgamate, merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, or otherwise enter into any agreements or arrangements imposing material restrictions on the assets, operations or businesses of the Company or any Company Subsidiary;

(g)                                  acquire (including by amalgamation, merger, consolidation, or acquisition of shares, stock or assets) any interest in any Person or any division thereof or any assets, other than acquisitions of assets (including the purchase of inventory, raw materials, equipment, goods, or other supplies) in the ordinary course of business;

(h)                                 incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than a wholly-owned Company Subsidiary) for borrowed money other than extensions of credit to customers of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice;

(i)                                     make any loans, advances, guarantees or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary), except that (i) loans and advances to Service Providers and (ii) extensions of credit to customers of the Company or any Company Subsidiary shall be permitted to the extent they are in the ordinary course of business and consistent with past practice;

(j)                                    except as required by Law, enter into, terminate (other than automatic terminations in accordance with its terms), cancel or amend in any material respect adverse to the Company any Company Material Contract, or cancel, modify or waive any material rights thereunder;

(k)                                 except to the extent required by (i) applicable Law or (ii) the existing terms of any Company Benefit Plan disclosed under Section 3.12(a) of the Company Disclosure Schedule that does not provide for change of control, severance, or equity compensation rights or benefits or by the terms of this Agreement: (A) decrease, increase or amend in any manner the compensation payable or to become payable to any Service Provider, except for changes in the compensation payable or to become payable to any Service Provider that do not result in changes in the aggregate payroll of the payroll of the Company of more than $3,000,000 and that do not result in changes to any individual’s compensation by more than five percent relative to such individual’s compensation on the date hereof; (B) hire, terminate or change the status of any officer or key employee of the Company other than for cause or grant any additional rights to change of control, retention, severance or termination pay or benefits to, or enter into any severance agreement with, any Service Provider; (C) amend, enter into or adopt any new, terminate or suspend any Company Benefit Plan, any collective bargaining agreement, or services or vendor agreement for any material Company Benefit Plan; (D) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Company Benefit Plan, including, but not limited to, a Company Option or Company RSU, or remove any existing restrictions in any Company Benefit Plans or awards made thereunder or extend the exercisability of any Company Option; or (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law;

(l)                                     forgive any loans to Service Providers or any of their respective affiliates;

(m)                             compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements that involve only the payment of monetary damages not in excess of U.S. $250,000 individually or U.S. $1,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any Company Subsidiary;

(n)                                 (i) make, change, or rescind any material Tax election, (ii) file any income or other material Tax Return or any income or other material amended Tax Return of the Company or any of the Subsidiaries, (iii) adopt or change any material method or period of Tax accounting, (iv) settle or compromise any material Liability for Taxes or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(o)                                 amend or modify, or propose to amend or modify, or otherwise take any action under the Company Rights Agreement unless a Trigger Event (as defined in the Company Rights Agreement) by a Person other than Parent or the Purchaser has occurred;

(p)                                 enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or materially alter, amend, modify, violate or terminate any of the terms of any Company Leases;

(q)                                 authorize, incur or commit to incur any capital expenditure(s) with obligations to the Company or any of the Company Subsidiaries in any month in excess of U.S. $250,000 individually or U.S. $1,000,000 in the aggregate.

(r)                                    except as required as a result of change in GAAP or applicable Laws, make any change in any of the accounting principles, methodologies or practices used by it; or

(s)                                   authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (a) through (r).

5.2                               Access to Information; Confidentiality.  Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party or bound, and except as would result in the loss or waiver of any attorney-client, work product or other applicable privilege, from the date of this Agreement to the Effective Time, the Company will, and will cause each Company Subsidiary and each affiliate of the Company or any Company Subsidiary and each Representative of any of the foregoing (the “Company Representatives”) to:  (i) provide to Parent and the Purchaser and their respective Representatives (the “Parent Representatives”) reasonable access at reasonable times during normal operating hours upon prior notice to the officers, employees, agents, properties, assets, offices and other facilities of such party and the Company Subsidiaries and to the books, properties (specifically excluding the right to conduct environmental assessments), and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as Parent or the Parent Representatives may reasonably request, provided that no investigation pursuant to this Section 5.2 will affect or be deemed to modify any representation or warranty made by the Company herein or any of the conditions to the obligations of the parties hereto under this Agreement.  In the event that Company restricts access to any information as a result of any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party or bound, or because such access would result in the loss or waiver of any attorney-client, work product or other applicable privilege, at the reasonable request of Parent the Company will use its reasonable best efforts to make such information available to Parent or the Parent Representatives in a manner and subject to appropriate procedures and protocols as would not violate the terms of such confidentiality agreements or similar agreements or arrangements to which the Company or any Company Subsidiary is a party or bound or result in the loss or waiver of any attorney-client, work product or other applicable privilege.  The information referred to in this Section 5.2 will be subject to the Confidentiality Agreement, dated November 12, 2013, by and between the Company and Seagate Technology LLC (the “Confidentiality Agreement”).

5.3                               No-Shop; Acquisition Proposals; Change of Board Recommendation.

(a)                                 Except as permitted by this Section 5.3, the Company will, and it will cause the No-Shop Representatives to:

i.                  (A) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Persons (other than Parent, the Purchaser and their respective affiliates and Representatives) that may be ongoing with respect to any Acquisition Proposal, (B) take the necessary steps to promptly inform such Persons of the obligations set forth in this Section 5.3(a) and (C) immediately instruct each Person that has previously executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Proposal to, subject to the terms of any applicable confidentiality agreement, return to the Company or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of the Company or any Company Subsidiary; and

ii.               from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, not, directly or indirectly: (A) solicit, initiate, seek or knowingly encourage or facilitate or take any action to solicit, initiate, seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (B) enter into, participate in, maintain or continue any discussions or negotiations relating to, any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal with any Person other than Parent or the Purchaser, (C) furnish to any Person other than Parent or the Purchaser any non-public information, or afford access to the properties, assets, books or records, that the Company believes or should reasonably expect could be used for the purposes of formulating any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (other than such non-public information or access furnished in the ordinary course of business unrelated to any actual or potential Acquisition Proposal), (D) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or Contract providing for or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the terms of this Agreement) (each, an “Alternative Acquisition Agreement”), (E) submit any Acquisition Proposal or any matter related thereto to the vote of the shareholders of the Company or (F) terminate, amend, modify, waive or fail to enforce any rights under any “standstill” or other similar agreement to which the Company or any Company Subsidiary is a party.

(b)                                 Without limiting the generality of the foregoing, Parent, the Purchaser and the Company acknowledge and hereby agree that any violation of the restrictions set forth in Section 5.3 by any No-Shop Representative shall be deemed to be a breach of Section 5.3 by the Company.

(c)                                  At any time on or after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company will promptly (and in any event within 24 hours) provide Parent with a copy of (or if made orally, a written description of) any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (including any material modification thereto), or any request for information that would reasonably be expected to lead to an Acquisition Proposal, that is received by the Company or any No-Shop Representative from any Person (other than Parent or the Purchaser) after the date hereof  including the identity of the Person from which such inquiry, expression of interest, proposal, offer or request for information was received and the material terms and conditions of such Acquisition Proposal (including any material modification thereto).  The Company shall keep Parent promptly and reasonably informed of the status, details, terms and conditions (including all material amendments or proposed amendments) of any such inquiry, expression of interest, proposal, offer or request for information, and promptly (and in any event within 24 hours) after receipt or delivery of any of the following, provide copies of all documents and written or electronic communications relating to any such inquiry, expression of interest, proposal, offer or request for information exchanged between the Company or any No-Shop Representative, on the one hand, and the Person from which such inquiry, expression of interest, proposal, offer or request for information was received (or such Person’s Representatives), on the other hand.

(d)                                 Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time on or after the date hereof until the earlier of the time at which the Company Shareholder Approval is obtained and the termination of this Agreement in accordance with its terms, (i) the Company has received a bona fide written Acquisition Proposal from a third party which has not been withdrawn, (ii) such Acquisition Proposal was not solicited, initiated, encouraged or facilitated in material breach or violation of the terms of this Agreement and none of the Company or any No-Shop Representative shall have breached or violated (or be deemed, pursuant to Section 5.3(b), to have breached or violated) the terms of this Section 5.3 in any material respect, (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (iv) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to take such actions would reasonably be expected to constitute a breach of its fiduciary duties owed to the Company or the shareholders of the Company under applicable Law, then the Company may take the following actions at any time prior to the time at which the Company Shareholder Approval is obtained: (A) furnish information with respect to the Company and any Company Subsidiary to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) will not, and will not allow any No-Shop Representative to, furnish any such information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will substantially concurrently make available to Parent any such information furnished to such other Person which was not previously furnished to Parent or the Parent Representatives (which obligation may be satisfied, at the Company’s election, by posting such information to an electronic data room).

(e)                                  Subject to Section 5.3(f), from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, neither the Company Board nor any committee thereof will (i) withhold, withdraw or qualify (or modify in a manner adverse to Parent) (or publicly propose to withhold, withdraw, qualify or so modify) the approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the

Merger or any of the other transactions contemplated hereby, (ii) adopt, approve, recommend, or otherwise declare advisable (or publicly propose to adopt, approve, recommend or otherwise declare advisable) the adoption of any Acquisition Proposal, (iii) fail to recommend against acceptance by the Company’s shareholders of any tender offer or exchange offer for any securities of the Company (including for these purposes, by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten Business Days of the commencement thereof, or (iv) authorize, commit, resolve or agree to take any such actions (each such action set forth in clauses (i) through (iv) being referred to as a “Change of Board Recommendation”), or (v) submit any Acquisition Proposal or any matter related thereto to the vote of the shareholders of the Company.

(f)                                   Notwithstanding anything to the contrary contained in this Article 5, if at any time on or after the date hereof until the earlier of the time at which the Company Shareholder Approval is obtained and the termination of this Agreement in accordance with its terms, (i) the Company has received a bona fide written Acquisition Proposal from a third party which has not been withdrawn, (ii) such Acquisition Proposal was not solicited, initiated, encouraged or facilitated in breach or violation of the terms of this Agreement and none of the Company or any No-Shop Representative shall have breached or violated (or be deemed, pursuant to Section 5.3(b)), to have breached or violated) the terms of this Section 5.3 in any material respect, (iii) the Company Board reasonably determines (after consultation with the Company’s outside legal counsel and financial advisor) that such Acquisition Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been delivered to the Company by Parent in writing during the Notice Period provided pursuant to this Section 5.3(f) that are binding and have been irrevocably committed to by Parent in writing and (iv) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that a failure to make a Change of Board Recommendation with respect to such Superior Proposal would reasonably be expected to constitute a breach of its fiduciary duties owed to the Company or to the shareholders of the Company under applicable Law, then the Company Board may effect a Change of Board Recommendation with respect to such Superior Proposal at any time prior to obtaining the Company Shareholder Approval; provided, however, that the Company Board may not effect a Change of Board Recommendation pursuant to this Section 5.3(f) unless:

i.                  the Company has provided prior written notice to Parent, at least four Business Days in advance (the “Notice Period”), of the Company’s intention to effect such Change of Board Recommendation with respect to such Superior Proposal (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment will not, by itself, constitute a Change of Board Recommendation or otherwise give rise to a Triggering Event), which notice will include the most current version of the proposed definitive agreement(s) and, to the extent not included therein, the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal);

ii.               prior to effecting such Change of Board Recommendation with respect to such Superior Proposal, the Company will, and will cause the Company Representatives to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and

iii.            Parent shall not have made, within the Notice Period, a written counter-offer or proposal capable of acceptance by the Company that the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and independent financial advisor) is at least as favorable to shareholders of the Company as such Superior Proposal (it being understood that any modification to the material terms and conditions of such Superior Proposal, including any modification in price, shall require a new notice pursuant to the foregoing clause (i) and compliance with this Section 5.3(f)).

5.4                               Shareholder Meeting; Preparing of Proxy Statement.

(a)                                 The Company will, in accordance with the Company Memorandum, the Company Bye-Laws and applicable Law, as promptly as practicable following the date of this Agreement and in any event within forty-five days following the completion of the mailing of the Proxy Statement (or such later date that Parent (i) provides its prior written consent or (ii) reasonably requests, provided that Parent shall not be entitled to request one or more extensions exceeding 10 Business Days in the aggregate), duly establish a record date for, call, give notice of, convene and hold a meeting of the Company shareholders (the “Company Shareholder Meeting”) for the purpose of seeking the Required Vote.  The Company will, and will cause the Company Representatives to, provide Parent and the Parent Representatives with a reasonable opportunity, in advance of the initial distribution and any supplemental distribution, to review and comment on the Company Shareholder Materials (and any amendments or supplements thereto) and will, in good faith, consider and incorporate the reasonable comments of Parent in such documents.  The Company will cause the Company Shareholder Materials to be mailed to the shareholders of the Company as promptly as practicable after the Proxy Statement is finalized pursuant to this Section 5.4.  Subject to the right of the Company Board to make a Change of Board Recommendation pursuant to Section 5.3(f), the Company will include in the Proxy Statement the Company Board Recommendation.  Subject to the right of the Company Board to make a Change of Board Recommendation pursuant to Section 5.3(f), the Company shall solicit from shareholders of the Company proxies in favor of the approval and adoption of this Agreement and the Merger Agreement in accordance with the Company Memorandum, the Company Bye-Laws and applicable Law, and shall use its reasonable best efforts to obtain the Company Shareholder Approval at the Company Shareholder Meeting.  Unless this Agreement is earlier terminated pursuant to Article 7, the Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholder Meeting for the purpose of voting upon the approval and adoption of this Agreement in accordance with the Company Memorandum, the Company Bye-Laws and applicable Law, whether or not the Company Board at any time after the date hereof shall have effected a Change of Board Recommendation or whether or not an Acquisition Proposal has been commenced, announced or submitted to the Company.

(b)                                 As soon as reasonably practicable and in no event later than the 15th Business Day following the date of this Agreement (provided, that Parent shall have timely furnished to the Company, in the Company’s reasonable judgment, all information reasonably requested by the Company to be furnished by Parent therefor), the Company will prepare a proxy statement relating to the Company Shareholder Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”).  Parent, the Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Parent, the Purchaser and the Company will furnish to the other party the information relating to it that the other party may reasonably request.  The Company shall cause the Company Shareholder Materials to comply as to form and substance in all material respects with the applicable requirements of applicable Laws.  Each of Parent, the Purchaser and the Company agrees to correct any information provided by it for use in the Proxy Statement which will have become false or misleading.  Prior to mailing the Proxy Statement (or any amendment or supplement thereto), the Company will provide Parent a reasonable opportunity to review and to propose comments on such document or response and will, in good faith, consider and incorporate the reasonable comments of Parent.

5.5                               Appropriate Action; Consents; Filings.

(a)                                 The Company and Parent will use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or Proceeding by any Governmental Entity (including those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)                                 Without limiting the generality of the foregoing, the Company and Parent will, as promptly as reasonably practicable, and in any event within 15 Business Days after the date hereof (provided, that the Company shall have timely furnished to Parent all information required, in Parent’s reasonable judgment, to be furnished by the Company therefor, and Parent shall have timely furnished to the Company all information required, in the Company’s reasonable judgment, to be furnished by Parent therefor), make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and (C) any other applicable Law; provided, that the Company and Parent will cooperate with each other in connection with (x)  determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Merger and (y) seeking any such actions, consents, approvals or waivers or making any such filings.  The Company and Parent will use their reasonable best efforts to furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.  Each of Parent and the Purchaser will offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate impediments under any Competition Laws that may be asserted by the FTC, the Antitrust Division or any other Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as practicable following the date of this Agreement and, in any event, prior to the Outside Date, and will defend through litigation on the merits any claim asserted in any court by any party, including appeals.  Notwithstanding anything to the contrary set forth in this Agreement, (i) neither Parent nor the Purchaser will be under any obligation to (A) propose, negotiate, offer to commit and effect, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of any of the assets or businesses of Parent or its subsidiaries (including the Company or any of the Company Subsidiaries) or (B) propose, negotiate, offer to take, offer to commit to take, take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent or its subsidiaries (other than the Company or any of the Company Subsidiaries) and (ii) the Company will not (A) propose, negotiate, offer to commit and effect, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of any of the assets or businesses of Parent or its subsidiaries (including the Company or any of the Company Subsidiaries) or (B) propose, negotiate, offer to take, offer to commit to take, take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent or its subsidiaries (including the Company or any of the Company Subsidiaries); provided, however, that at the request of Parent, the Company will agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of the Company Subsidiaries, provided, that any such action will be conditioned upon the consummation of the Closing and the transactions contemplated by this Agreement.  Parent and the Purchaser will be solely responsible for and will pay all filing fees payable to the FTC, the Antitrust Division or any other

Governmental Entity in connection with the antitrust, competition or trade regulation matters contemplated by this Agreement.

(c)                                  The Company and Parent will give (or will cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents, waivers and approvals (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule or (iii) so as to maintain and preserve the benefits under the applicable Contract following the consummation of the transactions contemplated hereby (including the Merger).

(d)                                 Without limiting the generality of anything contained in this Section 5.5, each party hereto will:  (i) give the other parties prompt notice of the making or commencement of any material request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any material communication to or from the FTC, the Antitrust Division or any other Governmental Entity regarding the Merger.  Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit, to the extent acceptable to the applicable Governmental Entity, authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(e)                                  Each of Parent, the Purchaser and the Company will (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Competition Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions as soon as reasonably practicable, except as would result in the loss or waiver of any attorney-client, work product or other applicable privilege, (iii) supply any additional information that may be required or requested by the FTC, the Antitrust Division or other Governmental Entities in which any such filings or submissions are made under any applicable Competition Laws as promptly as practicable, (iv) use their commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws as soon as reasonably practicable and (v) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby.  Parent will not, and will not permit any of its affiliates to, enter into or publicly announce an agreement to form a joint venture, strategic alliance or strategic partnership, or to acquire any assets, business or company, in or involving (A) capital equipment for hard disk drive testing or (B) storage enclosures, integrated application platforms or high performance computing data storage solutions for the enterprise data storage industry, in either case if such agreement would reasonably be expected to cause the condition set forth in Section 6.1(b) not to be satisfied or would reasonably be expected to have the effect of preventing or materially delaying the consummation of the Merger.

(f)                                   Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement will give Parent or the Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time.  Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

5.6                               Certain Notices.  From and after the date of this Agreement until the Effective Time, each party hereto will promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause (A) any representation or warranty made by it in this Agreement to become untrue or inaccurate in any material respect or (B) any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 will not cure any breach of, or otherwise affect or be deemed to modify, any representation, warranty, covenant or agreement of the party giving notice contained in this Agreement or the conditions to the obligations of the party receiving notice to consummate the transactions contemplated by this Agreement, or otherwise limit or affect the remedies available hereunder to the party receiving such notice; provided, further, that the failure to provide any such notice shall not be considered a failure to perform or comply with this Section 5.6 for purposes of Section 6.2(b); and provided further, that the terms and conditions of the Confidentiality Agreement (as amended pursuant to Section 5.2) shall apply to any information provided any party pursuant to this Section 5.6.

5.7                               Public Announcements.  Each of the Company, Parent and the Purchaser agrees that no public release or announcement concerning the transactions contemplated hereby will be issued by any party without the prior written consent of the Company and Parent (which consent will not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement will use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each of the Company, Parent and the Purchaser agrees that this Agreement, the Merger Agreement and the Voting Agreements, and any material amendments thereto, shall be described on, and filed as exhibits to, a Form 6-K furnished by the Company, and a Form 8-K filed by the parent company of Parent.  The Company, Parent and the Purchaser agree that the press release announcing the execution and delivery of this Agreement will be a joint release of, and will not be issued prior to the approval of each of, the Company and Parent.

5.8                               Employee Benefit Matters.

(a)                                 For a period of six months following the Effective Time or such longer period of time as may be required by applicable Law, Parent will provide, or will cause to be provided, to those employees of the Company who continue to be employed by Parent and Parent Subsidiaries (individually, “Company Employee” and collectively, “Company Employees”) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to such Company Employees immediately prior to the Effective Time (excluding any benefits derived from awards under any equity incentive plan).

(b)                                 For purposes of vesting, eligibility to participate in and entitlement to benefits (but not benefit accrual under any defined benefit plan or frozen benefit plan of Parent or vesting under any equity incentive plan) under any employee benefit plan, including any retirement benefits plan, severance pay plan, vacation plan, sick pay plan, welfare benefit plans and service award, of Parent and the Parent Subsidiaries in which Company Employees first become eligible to participate after the Effective Time (the “New Plans”), Parent will credit each Company Employee with his or her years of service with the Company before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply for purposes of qualifying for subsidized early retirement benefits or to the extent that its application would result in a duplication of benefits with respect to the same period of service or as may be required by Law.  In addition, Parent will cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans, (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Company Employee participated immediately prior to the Effective Time, and (iii) for the plan year in which the Effective Time occurs, the crediting of each Company Employee with any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any New Plan.

(c)                                  For the terms of the agreements or arrangements, the Company or the Surviving Company, as applicable, will, and Parent will cause the Surviving Company to, honor, in accordance with their terms, the employment, severance and change of control agreements and arrangements that are listed on Section 5.8(c) of the Company Disclosure Schedule.

(d)                                 The Company will provide Parent for its review and prior approval, which will not be unreasonably delayed, conditioned or withheld, with a copy of any material written or formal oral communications provided to Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement.  Between the date of this Agreement and the Effective Time, the Company will use its commercially reasonable efforts to assist Parent in entering into Parent’s standard documents relating to compensation and benefits in respect of periods after the Effective Time with each of the Company Employees.

(e)                                  Nothing in this Agreement will require the continued employment of any Person, and except as expressly set forth in this Section 5.8 and as set forth on Section 5.8 of the Company Disclosure Schedule, no provision of this Agreement will prevent Parent or the Surviving Company from amending or terminating any Company Benefit Plan or benefit plans of any Parent or Parent Subsidiaries.

(f)                                   The Company and Parent acknowledge and agree that all provisions contained in this Section 5.8 with respect to employees are included for the sole benefit of the respective parties and will not create any right in any other Person, including any employees, former employees, any participant in any Company Benefit Plan or any beneficiary thereof, nor will require the Company to continue or amend any particular benefit plan after the consummation of the transactions contemplated by this Agreement for any employee or former employee of the Company, and any such plan may be amended or terminated in accordance with its terms and Applicable Law.

(g)                                  If so directed by Parent in writing at least fifteen (15) Business Days prior to the Effective Time, the Company Board, at least ten (10) Business Days prior to the Effective Time, will adopt resolutions terminating any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the Closing Date.  The form and substance of such resolutions shall be subject to the reasonable review of Parent, and the Company shall provide Parent evidence that such resolutions have been adopted by the Company Board or the board of directors of the Company Subsidiaries, as applicable.  The Company shall take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request.  The Company shall terminate any and all group severance, separation or salary continuation plans, programs or arrangements maintained by the Company or any of its Subsidiaries, effective in each case as of the day immediately preceding the Effective Time, except for any such plans, programs or arrangements that are required to be sponsored pursuant to applicable Laws.  The Company shall provide Parent evidence that such plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).

5.9                               Indemnification of Directors and Officers.

(a)                                 For a period of six years from and after the Effective Time, (i) Parent will cause the Surviving Company to indemnify and hold harmless all past and present directors, officers and employees of the Company and the Company Subsidiaries (the “Indemnified Persons”) to the same extent such Persons are indemnified as of the Effective Time by the Company and the Company Subsidiaries pursuant to applicable Law, the Company Memorandum, the Company Bye-Laws and indemnification agreements listed on Section 5.9(a) of the Company Disclosure Schedule with each such Indemnified Person arising out of acts or omissions in such Indemnified Person’s capacity as a director, officer or employee of the Company or any Company Subsidiary occurring at or prior to the Effective Time, and (ii) Parent will cause the Surviving Company to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 5.9(a) in accordance with the procedures set forth in the Company Bye-Laws, similar organizational documents of the Company Subsidiaries and indemnification agreements listed on Section 5.9(a) of the Company Disclosure Schedule.

(b)                                 For a period of six years from and after the Effective Time, Parent will cause the memorandum of association and bye-laws of the Surviving Company to contain provisions no less favorable with respect to exculpation and indemnification of directors and officers of the Company and the Company Subsidiaries for periods at or prior to the Effective Time than are currently set forth in the Company Memorandum, Company Bye-Laws and similar organizational documents of the Company Subsidiaries.  Parent will cause the indemnification agreements in existence on the date of this Agreement with any Indemnified Person to continue in full force and effect in accordance with their terms following the Effective Time.

(c)                                  Prior to the Effective Time, the Company shall purchase a prepaid insurance and indemnification policy, for the benefit of each person covered by the Company’s currently in force directors’ and officers’ liability insurance (the “Current Company D&O Insurance”), that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than those of the Current Company D&O Insurance, and for an amount not to exceed 250% of the last annual premium paid prior to the date of this Agreement with respect to the current Company D&O Insurance.  Parent will cause the Surviving Company to maintain such prepaid policy in full force and effect, and continue to honor the obligations thereunder.

(d)                                 In the event Parent or the Surviving Company (i) amalgamates or consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 5.9.

(e)                                  The obligations under this Section 5.9 will not be terminated or modified in such a manner as to adversely affect any Indemnified Person or other person who is a beneficiary under the Current Company D&O Insurance without the consent of such affected indemnitee (it being expressly agreed that the Indemnified Persons or other persons who are beneficiaries under the Current Company D&O Insurance will be third party beneficiaries of this Section 5.9).

(f)                                   The provisions of this Section 5.9 are intended to be for the benefit of, and will be enforceable after the Effective Time by, each Indemnified Persons or other person who is a beneficiary under the Current Company D&O Insurance and, if and to the extent applicable, his or her heirs and legal representatives.

(g)                                  The rights of each Person indemnified pursuant to this Section 5.9 are in addition to, and do not in any way limit, any rights such Persons may have under the Company Memorandum, Company Bye-Laws or any similar organizational documents of any Company Subsidiary, or under any Contract or Law.

5.10                        Company Rights Agreement; Takeover Laws.

(a)                                 The Company will not (i) redeem the Company Rights, (ii) amend the Company Rights Agreement or (iii) take any action which would allow any Person (as defined in the Company Rights Agreement) other than Parent or the Purchaser to acquire beneficial ownership (for purposes of this Section 5.10, as defined in the Company Rights Agreement) of 15% or more of the Shares without causing a Distribution Date or a Trigger Event (as each such term is defined in the Company Rights Agreement) to occur.

(b)                                 If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, the Purchaser or the Merger, including the acquisition of Shares pursuant thereto or any other transaction contemplated by this Agreement, then the Company Board will take all action necessary to render such Law inapplicable to the foregoing.

5.11                        Parent Agreement Concerning the Purchaser.  Parent agrees to cause the Purchaser to comply with its obligations under this Agreement.

5.12                        Stock Exchange Delisting; Deregistration.  The Company and Parent will cooperate and use their respective commercially reasonable efforts to cause the delisting of the shares of the Company from NASDAQ and the deregistration of such shares as promptly as practicable following the Effective Time in compliance with applicable Law.

5.13                        Shareholder Litigation.  The Company will promptly advise Parent orally and in writing of, and provide Parent with any pleadings and correspondence relating to, any Proceedings involving the Company or any of its officers or directors relating to this Agreement or the transactions contemplated hereby and will keep Parent reasonably informed regarding the status of any such Proceedings; provided that in no event will the Company be under any obligation to disclose any information that is subject to attorney-client or similar privilege if the Company shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.  The Company will cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Proceeding, and no such settlement will be agreed to without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

5.14                        Equity Plan Matters.  At least ten (10) Business Days prior to the Closing, the Company shall use commercially reasonable efforts to obtain an executed and irrevocable written consent from the holders of the Company Options set forth in Section 5.14 of the Company Disclosure Schedule (each, a “Consent”), in which each such holder agrees to the cancellation of such Company Options immediately prior to the Effective Time and the treatment of the applicable Company Options as provided in Section 2.4(b) above.  Each such Consent shall be subject to prior review, comment and approval by Parent, which shall not be unreasonably withheld, delayed or conditioned.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1                               Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to consummate the Merger will be subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a)                                 This Agreement and the Merger Agreement will have been approved and adopted by the Company’s shareholders by the Required Vote.

(b)                                 The waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been earlier terminated.  If the representation and warranty contained in the last sentence of Section 3.5 is inaccurate in any material respect, then all clearances, consents, approvals, orders and authorizations of Governmental Entities required in connection with the consummation of the Merger under all other applicable Competition Laws will have been obtained and/or all waiting periods applicable to the consummation of the Merger under all other applicable Competition Laws will have expired or been earlier terminated.

(c)                                  (i) No Specified Governmental Entity will have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the making or consummation of the Merger and (ii) there will be no statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Entity to the Merger, other than the application to the Merger of applicable waiting periods under the HSR Act or similar waiting periods or merger control clearances with respect to any Competition Law, that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

6.2                               Conditions to Obligations of Parent and the Purchaser.  The obligations of Parent and the Purchaser to consummate the Merger will be subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a)                                 (i) Each representation or warranty of the Company contained in Section 3.1(a) and (c) (as it applies to the Company Memorandum and the Company Bye-Laws only), Section 3.2(a), (b), (c), (e), (f) and (g), Section 3.3, Section 3.9, Section 3.22, Section 3.23 and Section 3.24 will be true and correct in material all respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all material respects as of such date or time) and (ii) all other representations and warranties of the Company contained in the Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein), will be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Notwithstanding anything else in this Section 6.2(a), if any inaccuracy or inaccuracies in the representations and warranties contained in Section 3.2(a), (b), (c), (e), (f) or (g) would be reasonably likely to cause the aggregate Merger Consideration to be paid by Parent or the Purchase under this Agreement to increase by U.S. $250,000 or more (excluding any increase in the aggregate Merger Consideration pursuant to additional Common Shares permitted to be issued pursuant to Section 5.1(b)), such representations and warranties will be deemed to fail to be true and correct in all material respects.

(b)                                 The Company will have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time, or any breach or failure to do so will have been cured.

(c)                                  Since the date of this Agreement, there will have not occurred, arisen or come into existence any change, event, development, condition, occurrence or effect which has had a Company Material Adverse Effect.

(d)                                 Parent will have received a certificate of the Company, executed by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 6.2 have been satisfied.

6.3                               Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger will be subject to the satisfaction or (to the extent permitted by applicable Law) written waiver at or prior to the Effective Time of each of the following conditions:

(a)                                 Each representation or warranty of Parent and the Purchaser contained in this Agreement will be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Each of Parent and the Purchaser will have performed and complied in all material respects with the agreements, obligations and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time, or any breach or failure to do so has been cured.

(c)                                  The Company will have received a certificate of the Purchaser, executed by an executive officer of the Purchaser, dated as of the Closing Date, certifying that the conditions set forth in subsections (a) and (b) of this Section 6.3 have been satisfied.

6.4                               Frustration of Closing Conditions.  Neither Parent nor the Purchaser may rely on the failure of any condition set forth in Section 6.1 or Section 6.2 to be satisfied if the principal cause of such failure was the failure of Parent or the Purchaser to perform or comply with the agreements and covenants to be performed or complied with by Parent or the Purchaser, as applicable, under this Agreement.  The Company may not rely on the failure of any condition set forth in Section 6.1 or Section 6.3 to be satisfied if the principal cause of such failure was the failure of the Company to perform or comply with the agreements and covenants to be performed or complied with by the Company under this Agreement.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

7.1                               Termination.  This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors or similar governing body of the terminating party or parties, whether before or after the approval and adoption of this Agreement and the Merger Agreement by the shareholders of the Company:

(a)                                 By mutual written consent of Parent and the Company, in the case of the Company, by action of the Company’s Board, at any time prior to the Effective Time;

(b)                                 By either the Company or Parent, if (i) any Specified Governmental Entity has issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or other action has become final and nonappealable or (ii) if the Company Shareholder Meeting shall have been held and the Company Shareholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof at which this Agreement has been voted upon;

(c)                                  By Parent, at any time prior to the Effective Time if a Triggering Event has occurred;

(d)                                 By Parent or the Company, if the Effective Time has not occurred on or before June 21, 2014, which date shall be automatically extended by three months to the extent necessary to satisfy the conditions set forth in Section 6.1(b) or Section 6.1(c), so long as all other conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied as of such date, and shall be automatically extended by an additional three months to the extent necessary to satisfy the conditions set forth in Section 6.1(b) or Section 6.1(c), so long as all other conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied as of such extended date (the latest such date, the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to (i) Parent if the principal cause of the failure of the Effective Time to occur by the Outside Date was the failure of Parent or the Purchaser to perform or comply with the agreements and covenants to be performed or complied with by Parent or the Purchaser, as applicable, under this Agreement or (ii) the Company if the principal cause of the failure of the Effective Time to occur by the Outside Date was the failure of the Company to perform or comply with the agreements and covenants to be performed or complied with by the Company under this Agreement.

(e)                                  By Parent, if: (i) there is an Uncured Inaccuracy in any representation or warranty of the Company contained in Article 3 or a breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Merger in Section 6.2(a) or Section 6.2(b) is not satisfied, (ii) Parent has delivered to the Company written notice of such Uncured Inaccuracy or breach (a “Breach Notice”) and (iii) either such Uncured Inaccuracy or breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of (x) the Outside Date and (y) the thirtieth calendar day after delivery of such Breach Notice to the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(e) will not be available to Parent if (A) either Parent or the Purchaser has failed to perform or comply with the agreements and covenants to be performed or complied with by the Parent or the Purchase, as applicable, under this Agreement and such failure will have not been cured in all material respects or (B) there will be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in this Agreement; or

(f)                                   By the Company, if: (i) there is an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in Article 4 or a breach of any covenant of Parent or the Purchaser contained in this Agreement, in any case, such that any condition to the Merger in Section 6.3(a) or Section 6.3(b) is not satisfied, (ii) the Company has delivered to Parent a Breach Notice and (iii) either such Uncured Inaccuracy or breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of (x) the Outside Date and (y) the thirtieth calendar day after delivery of such Breach Notice to Parent; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(f) will not be available to the Company if (A) the Company has failed to perform or comply with the agreements and covenants to be performed or complied with by the Company under this Agreement and such failure will have not been cured in all material respects or (B) there will be an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement.

7.2                               Effect of Termination.

(a)                                 In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and of no effect, and there will be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective Subsidiaries, officers or directors except (i) with respect to the last sentence of Section 5.2, Section 5.7, this Section 7.2 and Article 8 and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b)                                 In the event that this Agreement is terminated pursuant to Section 7.1(c), then the Company will pay to Parent, within two Business Days thereafter, a termination fee of U.S. $13,100,000 (the “Breakup Fee”).

(c)                                  In the event that (i) this Agreement is terminated pursuant to Section 7.1(b)(ii), Section 7.1(d) or, due to the Company’s breach of any covenant of the Company contained in this Agreement, Section 7.1(e), (ii)  prior to the date of termination of this Agreement a bona fide Acquisition Proposal will have been publicly disclosed or otherwise made known to the Company Board, (iii) on or prior to the 12 month anniversary of the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for an Acquisition Proposal and (iv) the Acquisition Proposal provided for in such Alternative Acquisition Agreement (or any other Acquisition Proposal with or involving the same counter-party to such Alternative Acquisition Agreement) is consummated, then, concurrent with such consummation, the Company will pay to Parent the Breakup Fee (provided, that for purposes of this Section 7.2(c), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 8.4, except that the references to “20%” or “80%” will be deemed to be references to “50.1%”).

(d)                                 All payments under this Section 7.2 will be made by wire transfer of immediately available funds to an account designated in writing by Parent.  Each of the Company, Parent and the Purchaser acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, the Purchaser and the Company would not enter into this Agreement and (iii) the Breakup Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Purchaser in the circumstances in which such Breakup Fee is payable (excluding a Triggering Event described in clause (g) of the definition thereof).  Accordingly, if the Company fails to promptly pay the Breakup Fee when payable, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Breakup Fee or any portion of such Breakup Fee, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest at a rate per annum equal to the prime lending rate prevailing during the period as published in The Wall

Street Journal.  Subject to the foregoing sentence and Section 7.2(a), in the event that the Breakup Fee is paid by the Company to Parent in accordance with this Section 7.2 and, solely in the case of a Triggering Event described in clause (g) of the definition thereof, Parent accepts such payment, the payment of the Breakup Fee shall be the sole and exclusive remedy of Parent or Purchaser against the Company for any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered as a result of any breach of any representation, warranty, covenant or obligation in this Agreement by the Company, and neither the Company nor any of the Company Subsidiaries nor any of their respective former, current or future Representatives, agents, partners, managers, members, stockholders, assignees or Affiliates shall have any further liability or obligations relating to or arising out of this Agreement; provided, however, that the foregoing shall not impair the rights of Parent, if any, to seek to obtain injunctive relief pursuant to Section 8.14 prior to any termination of this Agreement.

7.3                               Amendment.  This Agreement may be amended by the Company, Parent and the Purchaser (in the case of the Company, by the Company’s Board) at any time prior to the Effective Time, whether before or after the approval and adoption of this Agreement and the Merger Agreement by the shareholders of the Company; provided, however, that, after the approval and adoption of this Agreement and the Merger Agreement by such shareholders, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4                               Waiver.  At any time prior to the Effective Time, Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after the Company Shareholder Approval is obtained, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8
GENERAL PROVISIONS

8.1                               Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time.  Only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.  This Section 8.1 will not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

8.2                               Fees and Expenses.  Except as otherwise expressly set forth herein, all Expenses incurred by the parties hereto will be borne solely and entirely by the party which has incurred the same.

8.3                               Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained) or (ii) on the next Business Day if transmitted by international overnight courier, in each case as follows:

If to Parent or the Purchaser, addressed to it at:

Seagate Technology International

c/o Seagate Technology LLC

10200 South De Anza Boulevard

Cupertino, California 95014

Attention:  General Counsel

Telecopy No.:  (408) 658-1772

with a copy to (for information purposes only):

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market Street
Spear Tower, Suite 3300
San Francisco, CA 94105
Attention: Mike Ringler and Denny Kwon

Telecopy No.:                    (415) 947-2099

If to the Company, addressed to it at:

Xyratex Ltd

Langstone Road

Havant P09 1SA

United Kingdom

Attention: Malcolm Rule, Group Secretary and Legal Counsel

Telecopy No.: +44 (0) 23 9245 3654

with a copy to (for information purposes only):

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California  94025
Attention: Tad J. Freese and Christopher R. Drewry
Facsimile No.:                   (650) 463-2600

8.4                               Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) does not contain any provision prohibiting or otherwise restricting the Company or any Company Subsidiary from making any of the disclosures required to be made by Section 5.3 or any other provision of this Agreement and (ii) contains provisions that are materially no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided, that such agreement need not contain any standstill or similar obligation).

“Acquisition Proposal” means any inquiry, expression of interest, proposal or offer concerning any (a) dissolution, liquidation, reorganization or similar transaction involving the Company or any Company Subsidiary, (b) sale, lease, exchange, transfer, license or other disposition of assets of the

Company (including Equity Interests of a Company Subsidiary) or any Company Subsidiary representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issuance or sale by the Company of Equity Interests representing 20% or more of the voting power (or 20% or more of the aggregate number of all Shares) of the Company, (d) amalgamation, merger, consolidation, tender offer, takeover bid, share exchange, recapitalization, business combination or similar transaction, in each case, in which the shareholders of the Company immediately preceding such transaction will beneficially own Equity Interests representing less than 80% of the voting power (or less than 80% of the aggregate number of shares of common stock) of the surviving or resulting entity of such transaction or (e) any combination of the foregoing (in each case, other than the Merger).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover Law.

“Business” means the business as currently conducted by the Company or the Company Subsidiaries of designing, developing, manufacturing, offering for sale, selling, marketing, promoting and supporting Company Products.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in New York, New York are not required or permitted by Law to close.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), as amended.

“China ROHS” means the People’s Republic of China’s Management Methods on the Control of Pollution Caused by Electronic Information Products.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Benefit Plans” means (i) all “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and all bonus, bonus shares, share plans, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical and/or life insurance, supplemental retirement, severance, termination, change in control or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other Contracts or agreements, in each case, whether or not in writing and whether or not funded, to which the Company or any ERISA Affiliate is a party, with respect to which the Company or any ERISA Affiliate has any obligation or that are maintained, contributed to or sponsored by the Company or ERISA Affiliate for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary, (ii) each employee benefit plan for which the Company or any ERISA Affiliate could incur material liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, or (iii) any plan in respect of which the Company or any ERISA Affiliate could incur material liability under Section 4212(c) of ERISA.

“Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect (collectively, “Effects”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Company Material Adverse Effect: (i) is, or would reasonably be expected to be, materially adverse to the business, financial condition, assets, Liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company and the Company Subsidiaries conduct business to the extent the Company and the Company Subsidiaries, taken as a whole, are not disproportionately affected thereby as compared to other companies participating in the same industry or industries as the Company and the Company Subsidiaries; (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein to the extent the Company and the Company Subsidiaries, taken as a whole, are not disproportionately affected thereby as compared to other companies participating in the same industry or industries as the Company and the Company Subsidiaries; (c) any change that generally affects the electronic data storage industry in the United States or any other geographic region in which the Company or the Company Subsidiaries conduct business to the extent the Company and the Company Subsidiaries, taken as a whole, are not disproportionately affected thereby as compared to other companies participating in the same industry or industries as the Company and the Company Subsidiaries; (d) any change attributable to the to the announcement and pursuit of the Merger or the other transactions contemplated hereby, including any litigation, cancellation of or delays in customer orders, any reduction in sales and any disruption in supplier, distributor, partner or similar relationships resulting therefrom (provided, however, that the exception in this clause (d) will not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.4 and Section 3.5 to the extent that the purpose of such representation or warranty is to address consequences resulting from the announcement or pursuit of the Merger or the other transactions contemplated hereby); (e) any action taken, or failure to act, to which Parent has consented in writing in advance (Parent is hereby deemed to have consented in writing in advance to any action to be taken or any failure to act by the Company that is expressly required or expressly permitted by the terms of this Agreement); (f) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement to the extent the Company and the Company Subsidiaries, taken as a whole, are not disproportionately affected thereby as compared to other companies participating in the same industry or industries as the Company and the Company Subsidiaries; (g) any hurricane, earthquake, flood or other natural disaster or act of God, to the extent the Company and the Company Subsidiaries, taken as a whole, are not disproportionately affected thereby as compared to other companies participating in the same industry or industries as the Company and the Company Subsidiaries; (h) changes in Laws after the date hereof, to the extent the Company and the Company Subsidiaries, taken as a whole, are not disproportionately affected thereby as compared to other companies participating in the same industry or industries as the Company and the Company Subsidiaries; (i) changes in GAAP after the date hereof, to the extent the Company and the Company Subsidiaries, taken as a whole, are not disproportionately affected thereby as compared to other companies participating in the same industry or industries as the Company and the Company Subsidiaries; (j) any failure by the Company to meet analysts’ or internally prepared estimates of revenues or earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (a)—(i) or (k) of the definition); or (k) a decline in the price of the Shares on NASDAQ or any other market in which such securities are quoted for purchase and sale (it being understood that the facts and circumstances giving rise to such decline may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (a) through (j) of the definition); or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay beyond the Outside Date, consummation of the Merger or performance by the Company of any of its material obligations under this Agreement.

“Company Option” means an outstanding option to purchase shares of the Company granted under a Company Benefit Plan.

“Company Product” means the products listed on Schedule 8.4 of the Company Disclosure Schedule.

“Company Shareholder Materials” means notice to the shareholders of the Company of the Company Shareholder Meeting, the Proxy Statement and any other materials the Company may provide to the shareholders of the Company along with such notice and Proxy Statement, specifically in connection with the solicitation of the Required Vote.

“Competition Law” means any merger control Law or regulation that is applicable to the transactions contemplated by this Agreement.

“Contracts” means any legally binding contract, subcontract, agreement, indenture, note, bond, loan, license, instrument, lease, sublease, commitment, plan, deed of trust, mortgage, loan, credit agreement or other instrument, obligation or arrangement.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares or stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Dissenting Holder” means a holder of Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Companies Act concerning the right of holders of Shares to require appraisal of their Shares under Bermuda Law.

“Dissenting Shares” means Shares held by a Dissenting Holder.

“Environmental Laws” means any and all federal, state, local or foreign Laws, statutes, ordinances, regulations, directives,  rules, judgments, orders,  consent decrees, permits, restrictions and licenses, which (a) regulate or relate to (i) the protection or clean-up of the environment, (ii) the use, treatment, storage, transportation, handling, labeling, recycling, exposure of others to, sale, disposal or release of any Hazardous Substance or any product containing a Hazardous Substance, including compliance with product recycling, product take-back, and product content Laws, such as ROHS, WEEE, or China ROHS, or (iii) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources or the health and safety of Persons or property based on exposure to or the presence of Hazardous Substances; or (b) impose Liability or responsibility with respect to any of the foregoing, including CERCLA, or any other Law of similar effect.

“Environmental Permits” means any registration, certification, consent, permit, approval, identification number, license or any other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, share capital, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate”  means any trade or business (whether or not incorporated) under common control with the Company or any Company Subsidiary and that, together with the Company or any Company Subsidiary, is treated as a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and any solicitation of shareholder approvals and all other matters related to the transactions contemplated by this Agreement.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any nation, federal, state, county municipal, local or foreign government, governmental or regulatory entity or body, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, hazardous material or hazardous waste, or any infectious agent or biological material, whether solid, liquid or gas, subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas,  petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Rights” means all (a) U.S. and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights and rights under copyrights, including mask work rights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the Laws of the United States or any other jurisdiction, whether registered or unregistered, and any registrations and applications for registration therefor, (e) Trade Secrets, (f) URL and Internet domain name registrations, and (g) analogous rights to those set forth above.

“IRS” means the United States Internal Revenue Service.

“knowledge” (i) of the Company, with respect to any matter in question, shall mean the actual knowledge, after reasonable inquiry, of the Chief Executive Officer, the Chief Financial Officer, the General Counsel or any individual set forth on Section 8.4 of the Company Disclosure Schedule and (ii) of Parent, with respect to any matter in question, shall mean the actual knowledge after reasonable inquiry of the Chief Executive Officer, the Chief Financial Officer and the General Counsel of Parent.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Liability” means any debt, liability, cost, expense, commitment or obligation of any kind, character or nature whatsoever, whether known or unknown, secured or unsecured, fixed, absolute, contingent or otherwise, and whether due or to become due.

“Lien” means any lien, debt, assessment, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, lease, license, right of first refusal, preemptive right, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“No-Shop Representatives” means, collectively, (a) the Company Representatives, (b) the Company Subsidiaries and (c) the affiliates of the Company or any Company Subsidiary.

“on a fully diluted basis” means, as of any date, (i) the number of Shares issued and outstanding, plus (ii) the maximum number of Common Shares the Company would be required to issue pursuant to any options, warrants, rights or other obligations, or securities convertible or exchangeable into Common Shares or otherwise, outstanding at such date under any employee stock option or other benefit plans or otherwise (assuming all options, restricted stock units and other rights to acquire or obligations to issue such Common Shares are fully vested and exercisable and all Common Shares issuable at any time have been issued), including pursuant to the Company Stock Option Plans, provided, that Common Shares issuable with respect to the Company Rights will be excluded from such number.

“Open Source Software” means any open source, public source or freeware technology, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license that is licensed pursuant to a license that requires the distribution of or access to Source Code or restricts the licensee’s ability to charge for distribution of or to use software for commercial purposes or requires the inclusion of attribution notices in any redistributed software.

“Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Company or a Company Subsidiary.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay beyond the Outside Date, consummation of the Merger or performance by Parent or the Purchaser of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been made on the Company Financial Statements, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law for amounts not yet due and payable or being contested in good faith, and (c) Liens that do not materially detract from the value or materially interfere with any present or intended use of the property and assets of the Company and the Company Subsidiaries, considered as a whole.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Release” shall have the same meaning as under the Comprehensive Environmental Response Compensation Liability Act, 42 U.S.C. Section 9601(22).

“Representatives” means, with respect to any Person, the directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives.

“ROHS” means the European Union Directive 2011/65/EU on the Restriction on the Use of Hazardous Substances and all implementing Laws.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means any current or former employee, individual engaged through a third party agency, officer, director, independent contractor, or consultant of the Company or any Company Subsidiary.

“Source Code” means computer software and code, in human readable form, including related programmer comments and annotations, help text, data and data structures, and instructions.

“Specified Governmental Entity” means the United States of America; provided, however, that if the representation and warranty contained in the last sentence of Section 3.5 is inaccurate in any material respect, then “Specified Governmental Entity” shall also include the other jurisdictions in which any clearances, consents, approvals, orders and authorizations of Governmental Entities are required in connection with the consummation of the Merger under all other applicable Competition Laws and/or any waiting periods that are applicable to the consummation of the Merger under all other applicable Competition Laws.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” means a binding, written and bona fide Acquisition Proposal (except the references therein to “20%” and “80%” will be replaced by “50.1%”) made by a third party that the Company Board reasonably determines (after consultation with outside legal counsel and a financial advisor, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal, including any termination or break-up fees, expense reimbursement provisions and any conditions (including any financing contingency), potential time delays, impacts of any antitrust or competition Laws or other risks to consummation), is reasonably likely to be consummated in accordance with its terms and is more favorable to the Company’s shareholders, from a financial point of view, than the Merger.

“Tax Return” means any report, return (including information return), estimate, claim for refund or declaration filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all taxes (together with any and all interest, penalties and additions thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added and gains tax.

“Trade Secrets” means confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information) that derives independent economic value from not being generally known or readily ascertainable.

“Treasury Regulations” means regulations promulgated by the United States Department of the Treasury under the Code.

“Triggering Event” will be deemed to have occurred if: (a) the Company Board effects a Change of Board Recommendation (whether or not in compliance with Section 5.3); (b) the Company enters into any Alternative Acquisition Agreement; (c) the Company Board publicly recommends to its shareholders any Acquisition Proposal; (d) an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), and the Company Board will have failed to publicly reaffirm the Company Board Recommendation or publicly confirm that the Company Board Recommendation remains in effect (at the Company’s option) within seven calendar days after Parent’s written request therefor; (e) a tender offer or exchange offer for securities of the Company is commenced and the Company Board will have failed to recommend against acceptance by the Company’s shareholders of such tender offer or exchange offer (including for these purposes, by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten Business Days of such commencement; (f) the Company Board publicly announces its intention to take any of the foregoing actions; or (g) the Company shall have breached or violated (or be deemed, pursuant to Section 5.3(b), to have breached or violated) Section 5.3 in any material respect (without regard to whether such breach or violation results in an Acquisition Proposal); provided, that in no event shall any “Stop-Look-and-Listen” communications contemplated by Rule 14d-9(f) under the Exchange Act be deemed to be a Change of Board Recommendation.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to the Agreement as of a particular date will be deemed to exist only if such representation or warranty is inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty has not been cured in all respects since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Agreement or as of another particular date, then there will not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty was inaccurate as of the date of the

Agreement or such other particular date, respectively, and the inaccuracy in such representation or warranty has not been cured in all respects since such date.

“WEEE” means the European Union Directive 2012/12/EU on Waste Electrical and Electronic Equipment and all implementing Laws.

8.5                               Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 5.3(a)(ii)
“Book-Entry Shares”	Section 2.2(b)
“Breach Notice”	Section 7.1(e)
“Breakup Fee”	Section 7.2(b)
“Certificate of Merger”	Section 1.2
“Certificates”	Section 2.2(b)
“Change of Board Recommendation”	Section 5.3(e)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Common Shares”	Section 3.2(a)
“Companies Act”	Recitals
“Company”	Preamble
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Bye-Laws”	Section 3.1(c)
“Company Disclosure Schedule”	Article 3
“Company Employee”	Section 5.8(a)
“Company ESPP”	Section 2.4(e)
“Company ESPP Rights”	Section 2.4(e)
“Company Facilities”	Section 3.21(b)

“Company Financial Statements”	Section 3.7(a)
“Company Leases”	Section 3.14(a)(vi)
“Company Material Contract”	Section 3.14(a)
“Company Memorandum”	Section 3.1(c)
“Company Permits”	Section 3.6(a)
“Company Representatives”	Section 5.2
“Company Rights”	Section 3.2(e)
“Company Rights Agreement”	Section 3.2(c)
“Company RSUs”	Section 2.4(c)
“Company SEC Documents”	Section 3.7(a)
“Company Shareholder Approval”	Section 3.23
“Company Shareholder Meeting”	Section 5.4(a)
“Company Stock Option Plans”	Section 2.4(b)
“Company Subsidiary”	Section 3.1(b)
“Company U.K. Option Plans” and “Company U.K. Plan Options”	Section 2.4(a)
“Company U.S. Option Plans” and “Company U.S. Plan Options”	Section 2.4(b)
“Computershare”	Section 3.2(c)
“Confidentiality Agreement”	Section 5.2
“Consent”	Section 5.14
“Credit Suisse”	Section 3.22
“Current Company D&O Insurance”	Section 5.9(c)
“Current Offering Period”	Section 2.4(e)
“Designated Date”	Section 2.4(e)
“DTC”	Section 2.2(b)
“Effective Time”	Section 1.2

“Effects”	Section 8.4
“Exchange Act”	Section 3.5
“Final Purchase”	Section 2.4(e)
“Foreign Plans”	Section 3.12(i)
“Grant Date”	Section 3.2(d)
“Guarantor”	Recitals
“Indemnified Persons”	Section 5.9(a)
“Insurance Policies”	Section 3.19
“Leased Real Property”	Section 3.21(a)
“Licensed Intellectual Property”	Section 3.17(b)
“Material Intellectual Property”	Section 3.17(c)
“Merger”	Recitals
“Merger Agreement”	Section 1.2
“Merger Application”	Section 1.2
“Merger Consideration”	Recitals
“NASDAQ”	Section 3.5
“New Plans”	Section 5.8(b)
“Non-Employee Holders”	Section 2.4(b)
“Notice Period”	Section 5.3(f)(i)
“Option Payments”	Section 2.4(b)
“Order”	Section 3.15(b)
“Out-Licensed Intellectual Property”	Section 3.17(f)
“Outside Date”	Section 7.1(d)
“Owned Real Property”	Section 3.21(b)
“Owned Registered Intellectual Property”	Section 3.17(a)(i)
“Parent”	Preamble

“Parent Representatives”	Section 5.2
“Parent Subsidiary”	Section 4.3
“Paying Agent”	Section 2.2(a)
“Preferred Shares”	Section 3.2(a)
“Proceeding”	Section 3.15(a)
“Proxy Statement”	Section 5.4(b)
“Purchaser”	Preamble
“Purchaser Share Capital”	Section 2.1(c)
“Registrar”	Section 1.1(a)
“Required Vote”	Section 3.23
“RSU Payments”	Section 2.4(c)
“Sarbanes-Oxley Act”	Section 3.7(a)
“SEC”	Section 3.1(d)
“Shares”	Recitals
“Significant Customer”	Section 3.27(a)
“Significant Supplier”	Section 3.27(b)
“Surviving Company”	Section 1.1(a)
“Tax Incentive”	Section 3.18(k)
“U.K. Optionholder Notice”	Section 2.4(a)
“Voting Agreement”	Recitals

8.6                               Headings.  The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.7                               Severability.  If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8                               Entire Agreement.  This Agreement (together with the Exhibits and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof .

8.9                               No Third Party Beneficiaries.  Except as provided in Section 5.9 only, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third party beneficiaries under Section 5.9 will not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

8.10                        Assignment.  The Agreement will not be assigned by any party hereto by operation of Law or otherwise without the prior written consent of the other parties hereto, provided, that Parent or the Purchaser may assign any of their respective rights and obligations to any direct or indirect Parent Subsidiary prior to the mailing of the Proxy Statement, but no such assignment will relieve Parent or the Purchaser, as the case may be, of its obligations hereunder.

8.11                        Mutual Drafting; Interpretation.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  All references in this Agreement to “$” are intended to refer to U.S. dollars.  Except as otherwise expressly provided herein, any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder.  Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive.

8.12                        Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)                                 This Agreement will be governed by, and construed in accordance with, the Laws of New York, without regard to Laws that may be applicable under conflicts of laws principles (whether of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than New York.

(b)                                 Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the Borough of Manhattan, New York City, New York in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13                        Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

8.14                        Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court referred to in Section 8.12(b), this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SEAGATE TECHNOLOGY INTERNATIONAL

By:	/s/ Kenneth M. Massaroni
Name: Kenneth M. Massaroni
Title: Director

PHOENIX ACQUISITION LIMITED

By:	/s/ Kenneth M. Massaroni
Name: Kenneth M. Massaroni
Title: Director

[Signature Page to Agreement and Plan of Merger]

XYRATEX LTD.

By:	/s/ Ernest Sampias
Name: Ernest Sampias
Title: Chief Executive Officer, Director

[Signature Page to Agreement and Plan of Merger]